Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of January 11, 2021

by and between

KASHIV BIOSCIENCES, LLC

(“Seller”)

and

AMNEAL PHARMACEUTICALS LLC

(“Buyer”)

- i -

3.14	Regulatory Matters	26

3.15	Accounts Receivable	28

3.16	Accounts Payable	28

3.17	Undisclosed Liabilities; Indebtedness	29

3.18	Bank Accounts	29

3.19	Conflicts of Interest; Affiliate Transactions	29

3.20	Trade Compliance; Customs Laws	29

3.21	Environmental Matters	30

3.22	Insurance	30

3.23	Brokerage and Finder’s Fee	31

3.24	No Other Representations and Warranties	31

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		31

4.1	Ownership of Membership Interests	31

4.2	Organization and Standing; Power and Authority	32

4.3	Conflicts, Consents and Approvals	32

4.4	Litigation	33

4.5	Brokerage and Finder’s Fee	33

4.6	Absence of Claims by Seller	33

ARTICLE V COVENANTS OF THE PARTIES		33

5.1	Conduct of the Company Prior to Closing	33

5.2	Release	34

5.3	Efforts; Consents; Regulatory Filings	34

5.4	Non-Solicitation, Non-Disclosure Covenants	36

5.5	Further Actions	37

5.6	Public Announcements	37

5.7	D&O Indemnification	37

5.8	Access to Information	38

5.9	Notification of Certain Matters	38

5.10	Development of the Products; Access to Information	39

5.11	Exclusivity	40

5.12	Employee Matters	40

5.13	RW Policy	42

5.14	Change of Name	42

- ii -

5.15	No Challenge	43

5.16	Financial Statements	43

5.17	Permits	43

5.18	Books and Records	44

5.19	Lease Obligations	44

ARTICLE VI CLOSING CONDITIONS		44

6.1	Conditions to Obligations of Seller	44

6.2	Conditions to Obligations of Buyer	45

6.3	Other Closing Documents	46

ARTICLE VII TAX MATTERS		47

7.1	Straddle Period	47

7.2	Tax Contests	47

7.3	Transfer Taxes	47

7.4	Tax Returns	48

7.5	Pre-Closing Tax Refunds	48

7.6	Cooperation	49

7.7	Allocation Statement	49

7.8	Tax Treatment	49

ARTICLE VIII INDEMNIFICATION		50

8.1	Survival	50

8.2	Indemnification Obligations	50

8.3	Procedures	51

8.4	Limitations on Indemnification	53

ARTICLE IX MISCELLANEOUS		54

9.1	Notices	54

9.2	Interpretation	55

9.3	Counterparts	55

9.4	Entire Agreement	55

9.5	Third Party Beneficiaries	55

9.6	Governing Law; Resolution of Disputes	56

9.7	Specific Performance	56

9.8	Assignment	56

9.9	Expenses	56

- iii -

9.10	Severability	56

9.11	Counsel and Advisors	57

9.12	Amendment; Waiver	57

9.13	Construction	57

9.14	Legal Representation	58

ARTICLE X TERMINATION		59

10.1	Termination	59

10.2	Effect of Termination	60

Schedules

Schedule A	Definitions
Schedule A-1	Permitted Liens
Schedule A-2	Seller’s Knowledge
Schedule A-3	Buyer’s Knowledge
Schedule A-4	Products
Schedule 1.3(a)	Payoff Letters
Schedule 1.3(b)	Transaction Expenses
Schedule 3.4(b)(xxi)	R&D Overhead
Schedule 5.3(d)	Third Party Consents
Schedule 5.14	Seller Marks
Schedule 6.2(g)	Resignations
Schedule 6.2(n)	Terminated Agreements
Schedule 6.2(l)	Key Employees

Exhibits

Exhibit I	Sample Closing Statement
Exhibit II	Form of Amended and Restated Company LLC Agreement
Exhibit III	Form of Transition Services Agreement

- iv -

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is made and entered into as of January 11, 2021, by and between Kashiv BioSciences, LLC, a Delaware limited liability company (“Seller”) and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Buyer”). Each of Buyer and Seller is sometimes hereinafter referred to as a “Party” and, collectively, the “Parties”. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Schedule A.

RECITALS

A. WHEREAS, Seller owns all of the Class A Units of Kashiv Specialty Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), which comprise ninety-eight percent (98%) of all of the issued and outstanding Membership Interests of the Company.

B. WHEREAS, (i) on June 23, 2020, Seller formed the Company by filing a Certificate of Formation with the Secretary of State of the State of Delaware (the “Company Certificate of Formation”), and (ii) on June 30, 2020, transferred and assigned certain assets of Seller pertaining to the Business to the Company, pursuant to that certain Contribution Agreement, dated as of June 30, 2020, between Seller and the Company, and related assignment and transfer documents, as amended by that certain letter agreement between Seller and the Company, dated October 22, 2020 and by the Second Amendment to the Contribution Agreement, dated as of January 10, 2021 (collectively, the “Contribution”, and such Contribution Agreement, together with its amendments on October 22, 2020, January 10, 2021 and January 11, 2021, the “Contribution Agreement”).

C. WHEREAS, the Company (and prior to the formation of the Company, Seller) conducts and undertakes (i) research and development of generic small-molecule pharmaceutical products, (ii) research and development of branded/specialty small-molecule pharmaceutical products, (iii) research and development of generic and branded/specialty small-molecule pharmaceutical products for third parties (collectively, the “Business”).

D. WHEREAS, Seller desires to sell, and Buyer desires to acquire, all of Seller’s Class A Units in the Company (the “Acquired Membership Interests”), pursuant to terms and subject to the conditions set forth herein.

AGREEMENT

Now, therefore, in consideration of the mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE SALE

1.1 The Sale. Upon the terms and subject to the conditions hereof, on the Closing Date, Buyer shall purchase, and Seller shall sell, convey, assign, transfer and deliver to Buyer, the Acquired Membership Interests, free and clear of all Encumbrances, other than Encumbrances imposed by applicable securities Laws.

1.2 Purchase Price. In consideration for the sale and transfer of the Acquired Membership Interests and Seller’s agreement to be bound by the terms of this Agreement (including the Restrictive Covenants), Buyer shall pay to Seller an aggregate amount in cash equal to (a) $70,000,000 (the “Initial Consideration”, as adjusted pursuant to Section 1.5), plus (b) $30,000,000 (the “Deferred Consideration”), plus (c) the Contingent Payments, if any, payable pursuant to Section 1.4 (such Contingent Payments (if any) together with the Initial Consideration and the Deferred Consideration, collectively the “Purchase Price”).

1.3 Payments at Closing; Deferred Consideration.

(a) At the Closing, Buyer shall pay or cause to be paid, on behalf of Seller and the Company, as applicable, the Estimated Closing Indebtedness by wire transfer of immediately available funds, to the Persons specified on Schedule 1.3(a) (which will be delivered by Seller to Buyer at the same time as the Flow of Funds Memorandum) in accordance with the Payoff Letters provided to Buyer and the Flow of Funds Memorandum prior to the Closing.

(b) At the Closing, Buyer shall pay or cause to be paid, on behalf of Seller and the Company, as applicable, the estimated Transaction Expenses by wire transfer of immediately available funds, to the Persons specified on Schedule 1.3(b) (which will be delivered by Seller to Buyer at the same time as the Flow of Funds Memorandum) in accordance with the wire instructions provided to Buyer in the Flow of Funds Memorandum prior to the Closing.

(c) At the Closing, Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds in accordance with the wire instructions provided by Seller to Buyer prior to Closing in the Flow of Funds Memorandum, the Estimated Closing Payment.

(d) On the one (1) year anniversary of the date hereof (or if such date is not a Business Day, the Business Day immediately following such anniversary date), Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds in accordance with the wire instructions provided by Seller to Buyer at least three (3) Business Days prior to such anniversary date, or in the absence of such instructions, as provided by Seller to Buyer in the Flow of Funds Memorandum, the Deferred Consideration.

1.4 Contingent Consideration.

(a) Milestone Payments.No later than forty five (45) days following the date on which any Specialty Product has received its first Regulatory Approval from the FDA, Buyer shall pay to the account(s) specified by Seller by wire transfer of immediately available funds, $2,000,000 (each, a “Milestone Payment”). Each Milestone Payment is a one-time contingent payment that shall only become due and payable by Buyer upon achievement of the first Regulatory Approval from the FDA for the applicable Specialty Product. No Milestone Payment shall be paid more than once, and the aggregate amount of all Milestone Payments shall not exceed $8,000,000. Notwithstanding the foregoing but subject to Section 1.4(c)(i), if Buyer or one of its Affiliates enters into an agreement with a Third Party that includes the conveyance of rights, whether by sale, license or otherwise, for such Third Party to develop or market (other than as a distributor for Buyer or its Affiliate) one or more of Specialty Products, and Regulatory Approval from the FDA is achieved for any such Specialty Product(s) during the term of such agreement with such Third Party, this Section 1.4(a) shall not apply with respect to such Specialty Product(s) and no Milestone Payment shall become due or payable in respect thereof.

(b) Royalty Payments. Buyer shall pay to Seller, by wire transfer of immediately available funds to the account(s) specified by Seller, within sixty (60) days of the end of each applicable calendar quarter during the Royalty Term, the applicable royalty payments set forth below, subject to the conditions set forth below (each such payment, a “Royalty Payment”). The amount of annual Net Sales shall be calculated in arrears on a quarterly basis, with payments calculated based on recognized revenues to date for such calendar year as of the time of such calculation for each applicable Royalty Product. Within sixty (60) days of the end of a given quarter during the Royalty Term, Buyer shall prepare a calculation of Net Sales, and related Royalty Payments (if any) as of such calendar year to date. The Royalty Payments shall be calculated based on the aggregate amount of annual Net Sales for all the Royalty Products worldwide (and not on a country-by-country basis or a Product-by-Product basis) as follows:

(i) Specialty Products. The Royalty Payments with respect to the Specialty Products shall be calculated as follows:

Amount of Annual Net Sales for the Specialty Products	Royalty Rate
Up to and including $75,000,000	8%
Over $75,000,000 up to and including $125,000,000	10%
Over $125,000,000	15%

(ii) Pipeline Products and Platform Products. The Royalty Payments with respect to the Pipeline Products KSHN009, KSHN014 and KSHN015 shall be seven percent (7%) of annual Net Sales. The Royalty Payments with respect to Platform Products shall be five percent (5%) of annual Net Sales.

(c) Payments in Connection with Arrangements with Third Parties. Each of the payments contemplated below is a “Third Party Arrangement Payment”, which shall be due and payable to Seller, by wire transfer of immediately available funds to the account(s) specified by Seller, within forty five (45) days of Proceeds being paid to Buyer or its Affiliate.

(i) If Buyer or one of its Affiliates, directly or indirectly, enters into an agreement with a Third Party that includes the conveyance of rights, whether by sale, license or otherwise, for such Third Party to develop or market (other than as a distributor for Buyer or its Affiliate) one or more Specialty Products, Seller shall receive a Third Party Arrangement Payment determined as follows: (A) first, Buyer may deduct from Proceeds its out-of-pocket third-party costs (and not internal overhead costs) incurred for development of such Specialty Product (including preclinical and clinical trial costs, clinical supplies and regulatory fees) after the Closing, and (B) second, Buyer shall pay to Seller fifty percent (50%) of the remaining Proceeds. If the first Regulatory Approval is obtained for a Product during the period of time that such Product is subject to the sharing of Proceeds under this Section 1.4(c)(i) and Section 1.4(a) does not apply to such Product at such time, any milestone payments on such Product made by or on behalf of such Third Party to Buyer or its Affiliates shall be included within Proceeds that are divisible with Seller under this Section 1.4(c)(i).

(ii) If Buyer or one of its Affiliates, directly or indirectly, enters into an agreement with a Third Party that includes the conveyance of rights, whether by sale, license or otherwise, for such Third Party to develop or market (other than as a distributor for Buyer or its Affiliate) one or more Pipeline Products, Seller shall receive a Third Party Arrangement Payment determined as follows: (A) first, Buyer may deduct from Proceeds its out-of-pocket third-party costs (and not internal overhead costs) incurred for development of such Pipeline Product (including preclinical and clinical trial costs, clinical supplies and regulatory fees) after the Closing, and (B) second, Buyer shall pay to Seller twelve and one half percent (12.5%) of the remaining Proceeds.

(iii) If Buyer or one of its Affiliates enters into a standalone agreement with a Third Party for the purpose of granting such Third Party a license to use or market the Product Technology for such Third Party’s independent use and benefit for the development of a product other than, and for purposes unrelated to, the development, manufacture, distribution, supply or sale of, the Products or otherwise unrelated to this Agreement, Seller shall receive a Third Party Arrangement Payment determined as follows: (A) first, Buyer may deduct from Proceeds its out-of-pocket third-party costs (and not internal overhead costs) incurred for development of such Product Technology (including preclinical and clinical trial costs, clinical supplies and regulatory fees, if applicable) after the Closing, and (B) second, Buyer shall pay to Seller twenty five percent (25%) of the remaining Proceeds. Notwithstanding the foregoing, if any Product Technology is materially modified or improved, it shall not be subject to this Section 1.4(c)(iii).

(iv) In the event that any agreement or license with a Third Party includes any Product or Product Technology as well as an unrelated drug product or candidate or Intellectual Property of Buyer or its Affiliates, then the Proceeds received by Buyer or its Affiliates pursuant to such agreement shall be allocated equitably among the Product or Product Technology and the product or Intellectual Property with due regard to their respective projected value. Buyer shall provide written notice to Seller promptly upon execution of such an agreement or license (and in any event no later than five (5) Business Days after the execution of such agreement or license), which notice shall include Buyer’s proposed allocation of Proceeds (the “Allocation”), together with such supporting documentation and calculations as reasonably required by Seller to review such proposed allocation. Buyer shall give Seller and any employees, accountants, and other authorized representatives of Seller access, as may be reasonably requested from time to time by Seller to the extent reasonably necessary, to the books, records and personnel of the Company, Buyer or its applicable Affiliate in order to allow Seller to review the Allocation. In the event Seller disputes one or more items in the Allocation, Seller shall provide written notice of such dispute to Buyer within thirty (30) days of receiving the Allocation from Buyer. Buyer and Seller shall use good faith efforts to resolve any such dispute within thirty (30) days of Buyer’s receipt of Seller’s notice of such dispute(s). In the event Buyer and Seller cannot resolve such dispute(s) within such thirty (30) day period, the parties shall resolve such dispute(s) by final and binding arbitration by a single arbitrator in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration. The place of arbitration shall be New York. Any proceedings that may occur in this arbitration shall take place within the New York City metropolitan area. This arbitration shall be a “baseball” style arbitration whereby each party shall submit its proposed Allocation, together with supporting documentation, to the arbitrator and the arbitrator shall select either Seller’s proposed Allocation or Buyer’s proposed Allocation, in full. The fees and expenses of the arbitrator shall be borne by the unsuccessful party in full. The arbitrator shall have the authority to determine in the first instance any challenge to the arbitrator’s jurisdiction, including without limitation, challenges to the scope and validity of this Agreement. The award of the arbitrator shall be final and may be entered for judgment in any court of competent jurisdiction.

(d) Late Payments. In the event that any Contingent Payment is made after the date on which it is due pursuant to this Agreement, Buyer shall pay the amount of such Contingent Payment, plus interest from the date originally due, at a rate of five percent (5%) per annum.

(e) K127 Term Sheet. Upon the Closing of the transactions contemplated by this Agreement, that certain Binding Term Sheet, dated as of November 5, 2019 (as amended from time to time, the “K127 Term Sheet”), shall be terminated and shall be of no further force or effect, and no party thereunder shall have any rights or obligations in respect thereto, except that any amounts earned by Seller or the Company as of Closing pursuant thereto shall be due and payable at Closing to Seller. Buyer or its Affiliates shall assume all development costs for Product K127 from and after the Closing Date. For the avoidance of doubt, all agreements between the parties relating to Product K127 shall be governed by the terms of this Agreement as of Closing.

(f) No Duplication. For the avoidance of doubt:

(i) Net Sales of (A) Specialty Products, (B) Pipeline Products, and (C) Platform Products, shall be subject to royalties only under Section 1.4(b)(i), with respect to clause (A); the seven percent (7%) royalty under Section 1.4(b)(ii) with respect to clause (B); and the five percent (5%) royalty under Section 1.4(b)(ii) with respect to clause (C).

(ii) The same unit of Third Party Arrangement Payment shall be subject to division with Seller only under one of Sections 1.4(c)(i), 1.4(c)(ii), and 1.4(c)(iii), such that no unit of Third Party Arrangement Payment shall be subject to multiple sharing obligations.

(iii) The same unit of Proceeds shall not be attributed to, earned towards or used to calculate both a Royalty Payment and a Third Party Arrangement Payment, such that no unit of Proceeds shall be subject to both a royalty obligation under Section 1.4(b) and division with Seller under Section 1.4(c).

(iv) The same dollar of out-of-pocket costs that is subject to deduction from Proceeds under Section 1.4(c) shall not be deducted from Proceeds more than once in calculating the amount of remaining Proceeds that are subject to division with Seller.

1.5 Purchase Price Adjustments.

(a) Estimated Closing Statement. Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare or cause to be prepared in good faith and deliver to Buyer the following documents:

(i) An estimated balance sheet of the Company (the “Estimated Closing Balance Sheet”) as of the Effective Time, together with a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail Seller’s good faith estimates of the Closing Indebtedness (“Estimated Closing Indebtedness”), Transaction Expenses, Closing Cash, Working Capital, and resulting calculations of the Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”) and the Estimated Closing Payment, in each case as of the Effective Time as derived from the Estimated Closing Balance Sheet. If the Estimated Net Working Capital Adjustment is a positive number, such number shall be referred to herein as the “Estimated NWC Surplus”, and if the Estimated Net Working Capital Adjustment is a negative number or zero (0), the absolute value of such amount shall be referred to herein as the “Estimated NWC Deficit.” Exhibit I sets forth, for illustrative purposes only, a calculation of the Indebtedness, Transaction Expenses, Cash, Working Capital, and the resulting calculation of the Net Working Capital Adjustment, as of September 30, 2020 (the “Sample Closing Statement”), prepared and calculated in accordance with GAAP. The Estimated Closing Statement (including the amounts of Estimated Closing Indebtedness, Transaction Expenses, Closing Cash, Working Capital and resulting Estimated Net Working Capital Adjustment set forth therein) shall be in the format set forth in the

Sample Closing Statement, and the Estimated Closing Balance Sheet and the Estimated Closing Statement shall be prepared and calculated in good faith by Seller in accordance with GAAP, in each case unless otherwise agreed by Seller and Buyer. Until two (2) Business Days prior to the Closing Date, Buyer may propose, and Seller will consider in good faith but is under no obligation to agree to, revisions to the Estimated Closing Balance Sheet and the Estimated Closing Statement. Unless Seller agrees to any such changes, the Estimated Closing Statement delivered by Seller shall be used for purposes of calculating the Net Working Capital Adjustment.

(ii) A flow of funds memorandum (the “Flow of Funds Memorandum”) containing (x) the accounts and wire instructions for (A) Seller, (B) all intended recipients of payments and applicable amounts with respect to the Estimated Closing Indebtedness and (C) all intended recipients of payments and applicable amounts with respect to the estimated Transaction Expenses, and (y) an acknowledgement and agreement, duly executed by Seller, that the Funds Flow Memorandum sets forth a true and correct calculation of the amounts set forth therein (or a good faith estimate, in the case of the Estimated Closing Indebtedness and estimated Transaction Expenses).

(b) Post-Closing Adjustment.

(i) Within ninety (90) days after the Closing Date, Buyer shall deliver to Seller a balance sheet of the Company as of the Effective Time (the “Closing Balance Sheet”), together with a written statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s proposed determinations of the actual Closing Indebtedness, Transaction Expenses, Closing Cash, Working Capital, and the resulting calculations of the Net Working Capital Adjustment (including, as applicable, the NWC Surplus or the NWC Deficit) and the Closing Payment, in each case, as of the Effective Time and as derived from the Closing Balance Sheet. The Closing Balance Sheet and the Closing Statement shall be prepared in good faith by Seller in accordance with GAAP, in each case unless otherwise agreed by Seller and Buyer. If the amounts set forth on the Closing Statement differ from those set forth on the Estimated Closing Statement, then the Closing Statement shall include a statement showing (A) the specific line items in the Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses corresponding to such differences; (B) the amount of each such line-item difference; and (C) in reasonable detail, the factual basis for each such difference.

(ii) As promptly as possible, but in any event no later than the fifth (5th) Business Day following the Determination Date, in accordance with Section 1.5(c), an adjustment to the Closing Payment shall be made as follows:

(A) If the Closing Payment as finally determined pursuant to Section 1.5(c) is less than the Estimated Closing Payment, then the absolute value of the difference shall, within five (5) Business Days, be paid to Buyer by Seller by wire transfer of immediately available funds to an account designated by Buyer in writing no later than five (5) Business Days prior to such payment; or

(B) If the Closing Payment as finally determined pursuant to Section 1.5(c) is greater than the Estimated Closing Payment, then Buyer shall, within five (5) Business Days, pay to the account specified by Seller in the Flow of Funds Memorandum an amount equal to such excess amount by wire transfer of immediately available funds.

(iii) Seller hereby covenants and agrees to keep at least $10,000,000 in cash in its bank accounts from the Closing Date until the later of (x) the one hundred twentieth day (120th) day following the Closing Date and (y) the date the Closing Payment is finally determined pursuant to Section 1.5(c) (or, if such date is not a Business Day, until the immediately following Business Day); provided that Seller shall be allowed to distribute to its members the amount of cash in excess of Disputed Amount (if any) on the one hundred twentieth day (120th) day following the Closing Date. If Seller owes an amount to Buyer pursuant to Section 1.5(b)(ii)(A) and has not made such payment to Buyer in full within the timeframe set forth in Section 1.5(b)(ii), then Buyer shall have the right to set off all or a portion of such unpaid amount from the Deferred Payment or the Contingent Payments, provided that, regardless of the unpaid amount due to Buyer pursuant to Section 1.5(b)(ii)(A), such set off shall in no event be greater than $3,000,000.

(iv) Any payments made pursuant to this Section 1.5(b) shall be treated as an adjustment to the Initial Consideration by the Parties for Tax purposes unless otherwise required by applicable Law.

(c) Examination and Review. Following the Closing, each Party shall give the other Party and any accountants and authorized representatives of such other Party reasonable access during normal business hours, as may be reasonably requested from time to time by such other Party if, and to the extent, reasonably necessary, to the personnel (to the extent involved in the preparation of the Closing Statement) and to the books and records of the Company and the Business relating to periods on or prior to the Closing Date for the sole purpose of preparing, reviewing and resolving any disputes relating to the calculation of any of the amounts set forth on the Closing Balance Sheet and Closing Statement. The Closing Balance Sheet and the Closing Statement (and the proposed determinations of Closing Payment, NWC Surplus or NWC Deficit, Closing Indebtedness, Transaction Expenses, Closing Cash and Working Capital reflected on the Closing Statement) will be final, conclusive and binding on the Parties unless Seller notifies Buyer in writing within thirty (30) days (the “Objection Deadline Date”) after receipt of Buyer’s determination of the Closing Payment, NWC Surplus or NWC Deficit, Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses that Seller disagrees with Buyer’s determination of any such amounts (a “Notice of Disagreement”). If Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Amounts”) and all such Disputed Amounts shall be based only on (i) mathematical or clerical errors, (ii) that the amounts included in or absent from the Closing Statement were not determined in accordance with the definitions of Closing Payment, NWC Surplus or NWC Deficit, Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses, or (iii) the calculation of the amounts included in the Closing Statement were not determined in accordance with this Agreement. The Notice of Disagreement shall specify what Seller reasonably believes is the correct amount for each Disputed Amount and be accompanied by a reasonably detailed explanation. Any component of the calculations set forth in the Closing Statement that is not the subject of a timely delivered Notice of Disagreement by Seller shall be final and binding upon Buyer and Seller. If Seller delivers a Notice of Disagreement by the Objection Deadline Date, Buyer and Seller thereafter shall negotiate in good faith to resolve any Disputed Amounts. If Buyer and Seller are unable to resolve all Disputed Amounts within thirty (30) days after Seller delivers the Notice Of Disagreement, Buyer and Seller shall submit any remaining Disputed Amounts to an impartial nationally recognized firm of independent certified public accountants other than Seller’s or Buyer’s accountants and reasonably acceptable to Seller and Buyer (the “Independent Accounting Firm”) for resolution within thirty (30) days following expiration of the thirty (30) day negotiation period. Each of Seller and Buyer shall furnish to the Independent Accounting Firm such information and documents as may be requested by the Independent Accounting Firm and may also furnish to the Independent Accounting Firm such other information and documents as such Party deems relevant, in each case with copies being given to the other Party substantially simultaneously. The Independent Accounting Firm shall, at its discretion or at the written request of Seller or Buyer, conduct a conference with both of Seller and Buyer concerning the Disputed Items and each of Buyer and Seller shall have the right to present additional documents, materials and other information and to have present its Representatives at such conference. No

Party or its Representatives shall be permitted to engage in any ex-parte communications (whether written or oral) with the Independent Accounting Firm. The Independent Accounting Firm shall only review the Disputed Amounts (and shall not investigate any other matter independently) and in no event shall the decision of the Independent Accounting Firm provide for a calculation of any Disputed Amount that is less than the lowest value for such Disputed Amount claimed by Buyer or Seller, as applicable, or greater than the highest amount for such Disputed Amount claimed by Buyer or Seller, as applicable. The Independent Accounting Firm’s determination will be (i) in writing, (ii) furnished to each of Buyer and Seller within thirty (30) days after Seller’s and Buyer’s respective final calculations of the Disputed Amounts have been submitted to the Independent Accounting Firm, (iii) limited in scope to whether such final calculations of the Disputed Amounts were done in accordance with Section 1.5, the related definitions herein and/or contained mathematical or clerical errors and (iv) accompanied by a reasonably detailed basis for its determination in respect of each Disputed Amount under its review.The resolution of the Disputed Amounts and the determination of the Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses by the Independent Accounting Firm, absent fraud, intentional misconduct (including a deliberately misleading submission by a Party or its Representatives) or manifest error, shall be final and binding on Buyer and Seller and may be entered as a final judgment in any court of competent jurisdiction. The first date upon which the Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses has been definitively determined pursuant to this Section 1.5(c) shall be referred to herein as the “Determination Date”. The Parties agree that the procedures set forth in this Section 1.5(c) for resolving disputes with respect to the Closing Statement, Closing Payment, NWC Surplus or NWC Deficit, Closing Cash, Working Capital, Closing Indebtedness and Transaction Expenses shall be the sole and exclusive method for resolving any such disputes. The fees and disbursements of the Independent Accounting Firm with respect to a Notice of Disagreement shall be allocated between Buyer and Seller, based upon a fraction, the numerator of which is the portion of the aggregate monetary amount of the Disputed Amounts not awarded to the applicable party and the denominator of which is the aggregate monetary amount of the Disputed Amounts, as determined by the Independent Accounting Firm in its final determination. For example, if Seller objects to the Closing Statement calculations in the net amount of $1,000,000, and the Independent Accounting Firm determines that Seller has a valid claim for $400,000 of the $1,000,000, Seller shall bear 60% of the fees and expenses of the Independent Accounting Firm and Buyers shall bear 40% of the fees and expenses of the Independent Accounting Firm. Each of the Parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Independent Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Independent Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Independent Accounting Firm’s engagement. The Independent Accounting Firm shall act as an expert, not as an arbitrator, in resolving such Disputed Amounts; provided that the Independent Accounting Firm shall be entitled to the immunities of an arbitrator.

1.6 Withholding. Notwithstanding any other provision in this Agreement, the Company, Seller, and Buyer shall have the right to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as the Company, Seller, or Buyer are required to deduct and withhold with respect to the making of such payment under any applicable Law and to collect any necessary Tax forms, including an appropriate Form W-9, or any similar information, in connection therewith. Each of the Company, Seller and Buyer shall promptly provide notice to Buyer or Seller, as applicable, in respect of any withholding expected to be made at least ten (10) Business Days prior to any such withholding, and the Parties shall cooperate in good faith to eliminate or mitigate such withholding.The withholding party shall provide to other Party evidence reasonably satisfactory to such other Party of payment of any withheld amounts to the relevant Governmental Authority. To the extent that amounts are withheld and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Person in respect of which such deduction and withholding was made.

1.7 Closing. Subject to the terms and conditions hereof, the closing of the purchase and sale of the Acquired Membership Interests pursuant to this Agreement (the “Closing”) shall take place at 10:00 a.m. (local time) at the offices of Holland & Knight LLP, 31 West 52nd Street, New York, New York 10019, or remotely via the exchange of documents and signatures in PDF format or by facsimile on a date to be mutually agreed to by the Parties hereto, which date shall be no later than three (3) Business Days after the satisfaction or waiver of the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions to be satisfied at the Closing), or at such other time, date and location as the Parties agree in writing (the “Closing Date”). The Parties will treat the Closing as being effective at 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the statements contained in this Article II are true, correct and complete as of the date hereof (or, if made as of a specified date, as of such date) and as of the Closing Date.

2.1 Organization and Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

2.2 Corporate Power and Authority. Buyer has all requisite power and authority to enter into this Agreement and each Ancillary Document to which it is party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement is, and each of the Ancillary Documents to be executed and delivered by Buyer at the Closing shall be, duly and validly executed and delivered by Buyer, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer. Assuming due authorization, execution and delivery by Seller (for documents to which Seller is a party), this Agreement, and each Ancillary Document to which Buyer is a party constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.3 Conflicts, Consents and Approvals. Neither the execution nor delivery by Buyer of this Agreement or the Ancillary Documents to which Buyer is a party nor the consummation of the transactions contemplated hereby and thereby will:

(a) conflict with, or result in a breach of any provision of the Organizational Documents of Buyer;

(b) materially violate, or conflict with, or result in a material breach of, any provision of, or constitute a material default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) or result in any loss of any material benefit under, or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any Encumbrance upon any of the material properties or assets of Buyer under, any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Buyer is a party or by which its assets or properties are bound;

(c) violate any order, writ, injunction, decree, statute, rule or regulation, applicable to Buyer or any of Buyer’s properties or assets; or

(d) subject to any filings or approvals referred to in Section 3.3(d), require any action or consent or approval of, or review by, or registration or filing with any third party or any Governmental Authority, except in the case of clauses (b), (c) and (d) above, as would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby and thereby.

2.4 Sufficiency of Funds. Buyer shall have at the Closing sufficient unrestricted cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and all other fees and expenses contemplated by this Agreement.

2.5 Investment Intent. Buyer is acquiring the Acquired Membership Interests for its own account and not with a view to any resale or distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.6 Independent Investigation. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions described herein. Buyer has conducted its own independent review and analysis of, and based thereon has formed an independent judgment concerning, the assets, liabilities, condition, operations and prospects of the business of the Company. In entering into this Agreement, Buyer has relied solely upon its own review and analysis and the specific representations and warranties of Seller expressly set forth in this Agreement and the Ancillary Documents and not on any representations, warranties, statements or omissions by any Person other than Seller, or by Seller other than those specific representations and warranties expressly set forth in this Agreement and the Ancillary Documents. Buyer acknowledges that, except for the representations and warranties expressly set forth in this Agreement and the Ancillary Documents, neither Seller nor the Company, their respective Affiliates or any of their respective equityholders or other Representatives has made or makes, and Buyer has not relied on and is not relying on, any representation, warranty or statement, either express or implied, (a) as to the accuracy or completeness of any of the information delivered or made available to Buyer, any of its Affiliates or any of its or their respective directors, officers, employees, equityholders, agents or other Representatives or lenders and (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the business of the Company delivered or made available to Buyer, any of its Affiliates or any of its or their respective equityholders, Representatives or lenders.

2.7 Brokerage and Finder’s Fee. Except for RBC Capital Markets, LLC, no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

2.8 Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Buyer, threatened against or otherwise relating to Buyer that challenge or seek to enjoin, alter or materially delay the transactions contemplated herein or that would reasonably be expected to have a material adverse effect on Buyer’s ability to perform its obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Buyer that the statements contained in this Article III are true, correct and complete as of the date hereof (or, if made as of a specified date, as of such date) and as of the Closing Date.

3.1 Organization and Standing.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business. The Company is duly qualified to do business as a foreign company, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, would not be material to the Company. The Company is not in default under or in violation of any provision of the Company Organizational Documents, each as amended to date, and all such documents are in full force and effect. True and complete copies (including all amendments thereto) of the Company Certificate of Formation and the Company LLC Agreement, each in effect as of the date of this Agreement, have been made available to Buyer or its advisors.

(b) The Company has no Subsidiaries.

3.2 Capitalization. All of the equity interests of the Company are as set forth on Section 3.2 of the Disclosure Schedule. All of the outstanding Class A Units of the Company are owned of record and beneficially by Seller free and clear of all Encumbrances. Each such Class A Unit is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive rights, rights of first refusal or first offer, or similar rights. Except as set forth in Section 3.2 of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any equity interests of the Company, nor are there outstanding any equity interests which are convertible into or exchangeable for any equity interests of the Company. Except as set forth in Section 3.2 of the Disclosure Schedule, there are no voting trusts, equityholders agreements, proxies or other agreements or undertakings with respect to the voting, sale or other disposition of any of the interests of the Company. There are no outstanding or authorized membership unit appreciation, phantom membership unit, profit participation, profits interest, incentive unit or similar rights with respect to the Company. The Company has no obligation of any kind to issue any additional securities or to pay for equity interests of the Company or any predecessor thereof. The Company has not agreed to register any equity interests under the Securities Act of 1933, as amended, or under any state securities Law or granted registration rights to any Person. The Company does not control, own, or have any right to acquire, and has not controlled or owned, directly or indirectly, any equity or other ownership interest in any Person or any other securities or investments of any type.

3.3 Conflicts; Consents and Approvals.Neither the execution and delivery of this Agreement nor the Ancillary Documents by Seller nor the consummation of the transactions contemplated hereby and thereby will:

(a) conflict with, or result in a breach of any provision of the Organizational Documents of the Company;

(b) except as set forth in Section 3.3(b) of the Disclosure Schedule, materially violate, or conflict with, or result in a material breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) or result in any loss of any benefit under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any Encumbrance (except for Permitted Liens) upon any of the properties or assets of the Company, under any of the terms, conditions or provisions of any Material Contract or Permit to which the Company is a party or by which its assets are bound;

(c) violate in any material respect any Order or Law applicable to the Company or any of its properties or assets; or

(d) require any notice or consent or approval of, or review by, or registration or filing with any third party or any Governmental Authority, or other regulatory or self-regulatory body except for the consents, approvals, registrations and filings set forth on Section 3.3(d) of the Disclosure Schedule.

3.4 No Material Adverse Change.

(a) Except as set forth in Section 3.4(a) of the Disclosure Schedule and other than the consummation of the Contribution, since December 31, 2019 (the “Balance Sheet Date”), (i) the Business has been conducted in the ordinary course in all material respects, consistent with past practice, and (ii) there has been no Material Adverse Effect on the Company or the Business.

(b) Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in Section 3.4(b) of the Disclosure Schedule and other than the consummation of the Contribution, neither the Company nor, solely with respect to the Business, Seller have:

(i) amended any of the Organizational Documents of the Company;

(ii) (A) changed the wages, salary, severance, pension or other compensation or benefits of any of its Service Providers, or paid or agreed to pay any bonus or similar payment, except in the ordinary course of business consistent with past practice for Service Providers with an annual payment or salary of less than $80,000; (B) granted, or taken any action to grant, any change in control, retention, transaction bonus, equity or equity-based award to any Service Provider, (C) taken any action to accelerate the vesting or payment of any compensation or benefit for any current or former Service Provider of the Company or (D) hired, engaged or terminated any Service Provider with an annual payment or salary of more than $80,000;

(iii) entered into, adopted or amended or committed to enter into, adopt or amend any Employee Benefit Plan;

(iv) entered into, adopted or amended or committed to enter into, adopt or amend any collective bargaining or similar labor organization agreement;

(v) incurred any Indebtedness, made any loans or advances, or assumed, guaranteed or otherwise became responsible for the obligations of any Person, or subjected any of its properties or assets to any Encumbrance, except for the routine advancement of business expenses to employees in the ordinary course of business consistent with past practice;

(vi) entered into, materially amended or terminated (except to the extent expired pursuant to its terms) any Material Contract, or amended the Contribution Agreement in any respect whatsoever;

(vii) acquired, purchased, leased or licensed any assets or properties valued in excess of $250,000, or made any commitment to do so other than in the ordinary course of business consistent with past practice;

(viii) sold, transferred, removed, assigned, conveyed, licensed, distributed, canceled, abandoned, allowed to lapse or otherwise disposed of, other than in the ordinary course of business consistent with past practice, any asset or right of the Company (including Intellectual Property);

(ix) adopted or changed any method of accounting (including any method of Tax accounting);

(x) except as set forth in Section 3.4(b)(x) of the Disclosure Schedule, made or caused to be made any dividend, distribution (of capital stock or equity interests), redemption, repurchase, recapitalization, reclassification, reorganization, restructuring, amalgamation, liquidation (whether complete or partial), issuance, split, combination or other transaction involving its capital stock or other equity securities, or any option, warrant or right to acquire any such capital stock or equity securities;

(xi) made, changed or revoked any material Tax election, settled any Tax claim or assessment relating to the Company, or changed its fiscal or Tax year or accounting period, or deferred the employee portion of payroll Taxes imposed under Section 3101(a) of the Code pursuant to the Executive Order Memorandum for the Secretary of the Treasury, dated August 8, 2020, on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster;

(xii) acquired, or agreed to acquire, any business or Person, whether by merger or consolidation, purchase of assets or equity securities or any other manner;

(xiii) canceled or waived any rights of substantial value, or paid, discharged or settled any Claims in an amount in excess of $250,000;

(xiv) canceled or reduced any insurance coverage;

(xv) made or committed to make any capital expenditure in excess of $500,000 in the aggregate (excluding any expenditures subject to Section 3.4(b)(vii));

(xvi) created or incurred any Encumbrances (other than Permitted Liens) on any assets or properties of the Company or the Acquired Membership Interests or other securities of the Company;

(xvii) prepaid, paid, or discharged any Liability other than in the ordinary course of business, or failed to pay any Liability when due;

(xviii) incurred damage, destruction or loss, or any material interruption in use, of any assets of the Company, whether or not covered by insurance in excess of $250,000;

(xix) taken any action to accelerate the collection of accounts receivable or defer the payment of accounts payable, in each case, outside of the ordinary course of business;

(xx) formed any joint venture or partnership, or entered into any licensing, sublicensing or other collaboration agreement with any Person;

(xxi) entered into, amended, or terminated an agreement, obligation, or series of related transactions, made or accepted any commitment or otherwise taken any action that would cause the actual aggregate R&D Overhead of the Company for calendar year 2021 to exceed the aggregate R&D Overhead forecast for the same period, as set forth in Schedule 3.4(b)(xxi), by more than $400,000;

(xxii) terminated, materially modified or failed to renew any material Permit; or

(xxiii) committed to do any of the foregoing referred to in clauses (i)-(xxii).

3.5 Company Financial Statements.

(a) Seller has delivered to Buyer the financial statements listed in Section 3.5(a)(i) of the Disclosure Schedule (the “Financial Statements”), which pertain to the Business and the Company. The Financial Statements (A) present fairly the financial position, results of operations and cash flows of the Company and/or the Business as of the dates and for the periods covered therein, and (B) have been prepared from the books and records of the Company and/or the Business, consistently with the practices and policies of Seller. The Audited Financial Statements and the Unaudited Financial Statements, when prepared, (i) shall fairly present the financial position, results of operations and cash flows of the Company and/or the Business as of the dates and for the periods covered therein, (ii) shall have been prepared from the books and records of the Company and/or the Business, and shall have been prepared in accordance with GAAP as consistently applied by the Company or Seller (subject, in the case of the Unaudited Financial Statements, to the absence of notes), and (iii) shall have been prepared in accordance with Regulation S-X to comply with the requirements of Rule 3-05.

(b) The financial books and records of the Business fairly and accurately reflect, in all material respects, throughout the three (3) years preceding the Closing Date (i) the assets, liabilities, revenues and expenses and the financial position of the Business, and (ii) all transactions of Seller and their Affiliates with respect to the Business and the Company.

(c) There are no internal investigations, inquiries or investigations by any Governmental Authority pending or, to the Knowledge of Seller, threatened, in each case regarding any accounting or auditing practices of Seller (with respect to the Business) or the Company. Since December 31, 2019, there has not been any material change in any accounting or auditing practices, including any material change with respect to the reserves methodology (whether for bad debts, contingent liabilities or otherwise), of Seller (with respect to the Business) or the Company. During the past two (2) years from the date hereof, no audit firm has declined or indicated its inability to issue an opinion with respect to any financial statements of Seller or any of its Subsidiaries.

(d) The systems of internal controls over financial reporting with respect to the Business are sufficient in all material respects to provide reasonable assurance that (i) as of the date the Audited Financial Statements shall be delivered to Buyer, transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and Regulation S-X, and to maintain accountability for the assets of the Business, (ii) receipts and expenditures are executed only in accordance with management’s authorization, (iii) the books and records of the Business accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of the Business and (iv) management of the Business can prevent or timely detect the unauthorized acquisition, use or disposition of assets of the Business that could materially affect the financial statements or the Business.

(e) The Company has not applied for or received any loan, exclusion, forgiveness or other item pursuant to any applicable Law or Order promulgated by any Governmental Authority in respect of the SARS-CoV-2 or COVID-19 pandemic, including, but not limited to, any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other United States Small Business Administration loan.

3.6 Compliance with Law.

(a) Neither Seller nor the Company is in material violation of any Law applicable to the conduct of the Business. Neither Seller nor the Company, during the three (3) years prior to the date hereof, has received any written notice from any Governmental Authority or any Person to the effect that the Business is not in compliance with any applicable Law and, to the Knowledge of Seller, neither the Company nor the Business is under investigation with respect to, has not received any subpoena (administrative or judicial) or similar investigative demand, and has not been threatened to be charged with, any Action or non-compliance with any applicable Law. This Section 3.6(a) does not apply to intellectual property matters, to the extent addressed in Section 3.8, regulatory compliance, to the extent addressed in Section 3.14, environmental matters, to the extent addressed in Section 3.21, or trade compliance, to the extent addressed in Section 3.20.

(b) The Company has all Permits required to permit the Company to own, lease, maintain, and operate its assets and properties and to conduct the Business as currently conducted, except for such failures to have such Permits, when taken together with all other such failures by the Company to have such Permits, as would not have, or would not reasonably be expected to have, a Material Adverse Effect. All of the Permits held by or issued to the Company or the Business are in full force and effect, and the Company is in compliance with each such Permit held by or issued to it, except for such failures to so comply, when taken together with all other such failures by the Company to so comply, as would not have, or would not reasonably be expected to have, a Material Adverse Effect. No suspension, cancellation or modification is pending, or, to the Knowledge of Seller, threatened, with respect to any of the Permits. True and complete copies of the Company’s material Permits, each in effect as of the date of this Agreement, have been made available to Buyer or its advisors. This Section 3.6(b) does not apply to intellectual property matters, to the extent addressed in Section 3.8, regulatory compliance, to the extent addressed in Section 3.14, environmental matters, to the extent addressed in Section 3.21, or trade compliance, to the extent addressed in Section 3.20.

(c) None of the Company or any of its Representatives (i) is a Government Official; or (ii) has a Close Family Member, personal, business, or other relationship or association with a Government Official who may have responsibility for or oversight of any business activities of the Company, other than any relationships or associations that are set forth on Section 3.6(c) of the Disclosure Schedule.

(d) In connection with the Business, the Company and Seller, and each of their respective equityholders, members, officers, directors, managers, employees, agents, independent contractors, and anyone acting on its behalf (collectively, the “Representatives”) are in material compliance with all applicable anti-bribery and anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act, U.S. False Claims Act, and U.S. Anti-Kickback Statute. In connection with the Business, none of the Company, Seller or their Representatives (i) authorized or engaged in any transaction, activity or conduct with or for the benefit of any Person that is the target of or is subject to Sanctions, (ii) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment (whether in the form of money, products, services or facilities), or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the U.S. Foreign Corrupt Practices Act, or any other similar Law, (iii) offered, promised, paid, accepted or received any unlawful contributions, payments, expenditures, bribes, kickbacks, rebates, discounts or gifts, or (iv) otherwise violated or operated in noncompliance with any Laws prohibiting corruption or bribery.

3.7 Litigation. Except as set forth in Section 3.7 of the Disclosure Schedule, there is no Action pending or, to Seller’s Knowledge, threatened against the Company or the Business, or as of the date hereof, challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by this Agreement in an Action in which the Company or Seller is a party. Except as set forth in Section 3.7 of the Disclosure Schedule, the Company is not subject to any outstanding Order or any other instrument limiting its ability to do business or engage in the Business. Except as otherwise disclosed in Section 3.7 of the Disclosure Schedule, the Company has not initiated or, to Seller’s Knowledge, has the Company or the Business been the target of any material complaint, investigation, regulatory proceeding or disciplinary hearing or action of any kind, during the five (5) year period ending on the Closing Date. Within the past three (3) years, neither the Company nor Seller (with respect to the Business) has entered into any settlement, admitted to Liability, consented to the entry of any Order or any other instrument or otherwise resolved any pending or threatened Action against the Company or the Business involving (i) the payment of $100,000 or more in monetary damages or other costs or expenses (other than the fees and expenses of counsel for the Business in connection with such Action) or (ii) any equitable or injunctive remedy applicable to the Company or the Business.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all (1) Patents, (2) registered Trademarks, (3) Copyrights, (4) invention disclosures, and (5) domain name registrations and websites, in each case, included in the Company Intellectual Property, other than any off-the-shelf commercial software or standard commercial service offerings that are generally commercially available on standard terms, specifying as to each such item, as applicable (i) the title of the item, (ii) the owner(s) of the item, (iii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iv) the respective issuance, registration, or application number of the item, and (v) the status of the item (e.g., issued, pending, challenged, abandoned, expired).Except as set forth in Section 3.8(a) of the Disclosure Schedule, Seller does not own or control any Intellectual Property (with the exception of the Seller Marks) that is necessary for the Company to conduct the Business as currently conducted. To the Knowledge of Seller, except as set forth in Section 3.8(a) of the Disclosure Schedule, neither Seller nor any of its Affiliates (other than the Company) owns or receives a license to any Intellectual Property (with the exception of the Seller Marks) that is necessary for the Company to conduct the Business as currently conducted.

(b) Section 3.8(b) of the Disclosure Schedule sets forth a complete and accurate list of all material licenses and sublicenses pertaining to any third-party Intellectual Property used or held for use by the Company, excluding off-the-shelf, shrink-wrap, click-wrap licenses and/or other licenses for commercially available software under $25,000. True and complete copies of such licenses have been made available to Buyer or its advisors.

(c) Section 3.8(c) of the Disclosure Schedule sets forth a complete and accurate list of all material licenses and sublicenses pertaining to any Intellectual Property owned by the Company licensed to third parties. True and complete copies of such licenses have been made available to Buyer or its advisors. The Company is not a member of or a party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(d) The Company exclusively owns, has a license or sublicense to, or otherwise possesses all Intellectual Property rights necessary to conduct the Business as currently conducted or as currently contemplated to be conducted.

(e) All of the Company Intellectual Property is subsisting, and to Seller’s Knowledge, valid and enforceable, and free and clear of any Encumbrance and exclusive licenses (other than Encumbrances that will be released at the Closing). All of the pending Intellectual Property registrations included in the Company Intellectual Property, with the exception of those marked “expired” or “abandoned” in Section 3.8(a) of the Disclosure Schedule, are pending, free and clear of any Encumbrance and exclusive licenses, and in compliance with all procedural filing requirements, other than any procedural filing requirements that, if not satisfied with respect to such applications, would not result in a revocation, cancellation, or lapse.

(f) To Seller’s Knowledge, no third party is infringing, misappropriating or otherwise violating any of the Company Intellectual Property. During the past three (3) years from the date hereof, neither the Company nor the Seller has sent or received any correspondence concerning the infringement, misappropriation or other violation of any Company Intellectual Property. As of the date hereof, there are no Actions pending or threatened by the Company or Seller relating to any of the foregoing.

(g) Neither the Company nor Seller (with respect to the Business) has received any written claim or notice or, to Seller’s Knowledge, threatened claim alleging any material infringement, violation or misappropriation of the Intellectual Property rights of a third party. Neither the conduct of the Business nor the manufacture, marketing, sale and/or use of the Products alone or in conjunction with any other product or any improvement thereof, has in the past three (3) years infringed (either directly or indirectly), violated or constituted, and does not currently infringe (either directly or indirectly), violate or constitute, a misappropriation of or infringement upon any Intellectual Property of any third party.

(h) The applications and registrations of Company Intellectual Property, including the items listed in Section 3.8(a)(1) and (2) of the Disclosure Schedule are not currently and were not previously the subject of any cancellation or reexamination proceeding or other proceeding challenging their validity, enforceability, inventorship, or ownership. The owner designated in each entry of Section 3.8(a)(1) of the Disclosure Schedule is the applicant or assignee of record in all patent applications, and applications for registration of Intellectual Property rights indicated for such owner in Section 3.8(a)(1) of the Disclosure Schedule, and no opposition or interference, has been received in connection with any such application. The Company and Seller, as applicable, have complied with the duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all applications in the Company Intellectual Property filed by or on behalf of the Company or Seller and have made no material misrepresentation in such applications. Neither the Company nor Seller has any Knowledge of any information that would preclude the Company from having clear title to the Company Intellectual Property.

(i) Each employee of, and each individual who is a consultant or contractor to, the Company or the Business who conceived of or reduced to practice patentable inventions, or has prepared works of authorship, that are material to the Business or are material to the manufacture, marketing, use or sale of any Product prior to the Closing, on behalf of the Company or the Business during such individual’s employment by or consulting or contracting relationship with the Company or the Business, (i) is, or was as of the relevant time, an employee of the Company or Seller subject to an executed employment agreement or a party to a written “work-for-hire” agreement, in each case pursuant to which the Company or Seller is deemed to be the original owner or author of all rights, title and interest therein, or (ii) has executed a written agreement assigning to the Company or Seller all right, title and interest in such invention or work of authorship and the Intellectual Property therein and waiving all moral rights therein to the extent legally permissible.

(j) To Seller’s Knowledge, none of the material trade secrets and other confidential and proprietary information of the Company or the Business has been disclosed to any Person unless such disclosure was made pursuant to an appropriate confidentiality agreement, and, the Company and Seller (with respect to the Business) have taken all reasonable measures necessary to maintain in confidence all such trade secrets and confidential and proprietary information. To Seller’s Knowledge, such confidentiality agreements have not been breached and no Person has discovered or gained unauthorized access to any such confidential information or trade secrets.

(k) Except as set forth on Section 3.8(k) of the Disclosure Schedule, neither the Company nor Seller (with respect to the Business) is party to a Contract or subject to any other legal obligation whereby a third party has any claim of right to, ownership or license of, or right to obtain ownership or license of or other security interest on any Company Intellectual Property or other Intellectual Property developed by or on behalf of the Business.

3.9 Information Technology Matters and Data Privacy.

(a) The Company currently maintains, and the Business has maintained since January 1, 2019, a plan with respect to business continuity, security and disaster recovery activities materially consistent with industry standards for companies of similar size that conduct similar business activities. Except as set forth on Section 3.9(a) of the Disclosure Schedule, the Business Systems are sufficient for the continued conduct of the Business immediately following the Closing in substantially the same manner as presently conducted by the Company. The Business Systems operate and perform in all material respects in accordance with their documentation and functional specifications. None of the Business Systems or computer and data systems used by the Company or that are necessary to operation of the Business have since January 1, 2019 suffered unremediated failure that has materially impaired the ability of the Company or Seller (solely with respect to the Business) to operate and conduct the Business. To Seller’s Knowledge, the Business Systems do not contain any viruses, malicious code or other unauthorized code or devices that do, or would reasonably be expected to, (i) impair the operation of the Business Systems in any material respect, (ii) significantly disrupt or adversely affect the functionality of any Business Systems, or (iii) enable or assist any Person to access without authorization any Business Systems. To Seller’s Knowledge, no Person has gained unauthorized access to any Business Systems.

(b) Since January 1, 2019, the Business (i) to Seller’s Knowledge, has not experienced any security breaches as the term “breach” is defined under the Data Security Requirements (a “Security Breach”) or (ii) received written notice of, or been subject to, any audits, inquiries, or claims by, or investigations by, any Governmental Authority regarding an alleged Security Breach of (x) the Business Systems, including information stored or contained therein or transmitted thereby, or (y) Personal Information or other confidential or proprietary information collected, processed, stored, used, modified, disclosed, transferred or maintained by or on behalf of the Company, including protected health information or clinical trial data. There have been no Actions brought against the Company or, with respect to the Business, Seller and no notice made in writing to or, to Seller’s Knowledge, threatened against the Company or, with respect to the Business, Seller relating to an improper use or disclosure of, or a breach in the security of, any such information. The Company takes reasonable precautions under the circumstances necessary to prevent any such Security Breaches. Each of the Company and Seller (with respect to the Business) is, and has, since January 1, 2019 been in compliance with all Data Security Requirements in all material respects, and, since January 1, 2019, no event or occurrence has transpired that would require the Company or the Business to provide notice to any Person with respect to any Security Breach or under any Data Security Requirement. The consummation of the transactions contemplated by this Agreement will not violate any Data Security Requirement. There has been no unauthorized disclosure by the Company or Seller (with respect to the Business) of any third party proprietary or confidential information or Personal Information in the possession, custody or control of the Company or Seller.

3.10 Title to Assets; Real Property.

(a) The Company has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of the material properties and assets (whether tangible or intangible), real, personal and mixed, used or held for use in its Business (the “Property”), free and clear of any and all Encumbrances (except for Permitted Liens). Except as set forth in Section 3.10(a) of the Disclosure Schedule, the Property is sufficient for the Company to conduct the Business after the Closing as is currently being conducted by the Company and as was conducted by Seller prior to the Contribution.

(b) The Company owns no real property. Set forth on Section 3.10(b) of the Disclosure Schedule is a true and complete list of each lease for real property executed by or binding upon the Company, as lessor or lessee, sublessor or sublessee, landlord or tenant, or assignor or assignee (the “Real Property Leases”), and a true and correct description of the real property subject to such Real Property Leases (the “Leased Real Property”). Each of the Real Property Leases is legal, valid and binding on the Company and in full force and effect, without any uncured material default thereof by the Company or, to Seller’s Knowledge, any other party thereto. The Leased Real Property constitutes the only real property leased by the Company or otherwise used by the Company in connection with the operation of the Business as currently conducted and as presently proposed to be conducted. The Company has not (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, and (ii) received written notice that it is in default under any such Real Property Lease for any alleged default that has not been cured. All rents, deposits and additional rents due pursuant to each Real Property Lease have been paid in full and no security deposit or portion thereof has been applied in respect of a breach or default under such Real Property Lease that has not been redeposited in full. True and complete copies of the Real Property Leases have been provided to Buyer or its advisors.

(c) Except for the occupancy and use of the Leased Real Property by the Company, there are no leases, tenancies, licenses or other rights of occupancy or use for any portion of the Leased Real Property, and no Person other than the Company occupies or uses any portion of the Leased Real Property. The Company is not in any discussions regarding options to renew, extend or terminate any lease of Leased Real Property or to lease any real property other than the Leased Real Property.

3.11 Taxes.

(a) The Company or Seller has duly and timely filed all material Tax Returns required to be filed in connection with the Business on or prior to the Closing Date, and all such Tax Returns are true, complete and correct in all material respects.

(b) All material Taxes due and payable by or with respect to the Company or in connection with the Business have been paid.

(c) The Company and Seller with respect to the Business have complied in all material respects with applicable Laws relating to the payment and withholding of Taxes and have collected or withheld and paid over to the proper Governmental Authority all material amounts required to have been collected or withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, equityholder or other third party with respect to the Company.

(d) No Governmental Authority has provided written notice of, or to Seller’s Knowledge, is conducting, an audit or administrative or judicial proceeding with respect to Taxes or any Tax Returns of the Company or in connection with the Business. No Governmental Authority is asserting against the Company or in connection with the Business any deficiency or claim for any Taxes. Neither Seller nor the Company has received written notice of a claim by any Governmental Authority in any jurisdiction where the Company or the Business does not file Tax Returns with respect to a particular type of Tax that the Company is subject to such Tax or required to file Tax Returns for such Tax by that jurisdiction.

(e) No extensions or waivers of statutes of limitations have been given or requested in writing with respect to any Taxes of the Company or the Business.

(f) The Company is not a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements (excluding, for the avoidance of doubt, any commercial Contracts that are not primarily related to Taxes). The Company has no liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor, by contract, or otherwise.

(g) The Company will not be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) application of Section 965(a) of the Code or election made pursuant to Section 965(h) of the Code, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date.

(h) There are no liens for Taxes upon the Company or its assets or the Business (other than statutory liens for Taxes not yet due and payable).

(i) Neither the Company nor Seller is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(j) The Company is not, nor has been, a party to, or a promoter of, a “listed transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(k) The Company is not a party to any joint venture, partnership, or other arrangement or contract that is treated, or required to be treated, as a partnership for federal income tax purposes.

(l) The Company is not subject to Tax in any jurisdiction other than the United States and its states and localities.

(m) The Company is, and at all times since July 31, 2020, has been, classified as a partnership for U.S. federal income tax purposes, and no election has been made by or on behalf of the Company to be classified as a corporation for U.S. federal income tax purposes.

Except for certain representations related to Taxes in Section 3.12, the representations and warranties set forth in this Section 3.11 are Seller’s sole and exclusive representations and warranties regard Tax matters.

3.12 Employee Matters.

(a) Except as set forth in Section 3.12(a) of the Disclosure Schedule, the Company and Seller have no employment, consulting or other service Contracts regarding the compensation of any of the Company’s or Business’ employees, independent contractors, or consultants (each a “Service Provider”), or providing for such compensation directly or indirectly. The Company has no obligation to its Service Providers other than obligations arising in the ordinary course of business on account of wages, commissions, deferred compensation, service fees and salaries for prior services performed. Section 3.12(a) of the Disclosure Schedule contains a true, correct and complete list of all Persons as of the date hereof, who are Service Providers of the Company, and sets forth for each such Person the following: (i) name; (ii) title or position (including whether full- or part-time employees, independent contractors or consultants and whether any other role (i.e., director) is applicable); (iii) hire date; (iv) current annual base compensation; (v) 2020 and 2021 annual bonus targets; (vi) 2020 and 2021 equity incentive award targets; (vii) current annual bonus or other incentive-based compensation; (viii) commissions and eligibility to participate in commission plans; (ix) immigration status; (x) active status and (xi) the location of employment of such Person (“Employee List”). The Company shall provide updates to the Employee List after the date hereof to account for any terminations or hires or other changes in the information provided in the Employee List immediately following any such change.

(b) The Company and the Business have complied in all material respects with the requirements of IRCA, have completed and maintained a Form I-9 (Employment Eligibility Verification) for each of its current and former employees and each such Form I-9 is correct and complete in all material respects. Within the three (3) years preceding the date hereof, neither Seller (with respect to the Business) nor the Company has received any written notice of any inspection or investigation from a Governmental Authority relating to its alleged noncompliance with or violation of IRCA or the rules and guidance promulgated by the USCIS or DOL and, to Seller’s Knowledge, there is no reasonable basis for such an inspection or investigation. To Seller’s Knowledge, neither Seller (with respect to the Business) nor the Company has permitted any Person to work for the Business without lawful authorization to work in the United States.No visa or employment authorization held by a current employee who is a Service Provider will expire during the six (6)-month period after the date hereof. None of the employees of the Business are located outside of the United States.

(c) The Company and Seller (with respect to the Business) currently are, and during the three (3) year period ending on the date hereof were, compliant in all material respects with all applicable Laws governing the employment of labor, including without limitation all such Laws relating to wages, hours, overtime, employee classification, severance, vacation, unemployment, affirmative action, immigration, collective bargaining, discrimination, civil rights, leave or other accommodation, hiring or firing or other conditions of employment, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security Taxes (“Employment Laws”). No material investigation, change, review, complaint or proceeding by any Governmental Authority or current or former Service Provider or with respect to the Company or Seller (with respect to the Business) in relation to any actual or alleged violation of any Employment Laws is pending or, to Seller’s Knowledge, threatened, nor has the Company or Seller (with respect to the Business) received any written notice from any Governmental Authority or current or former Service Provider indicating an intention to conduct the same. Neither of the representatives of Seller set forth of Section 3.12(c) of the Disclosure Schedule are aware of a reasonable basis for a discrimination or harassment claim against any current employee (in respect of service with the Company or Business). Seller (with respect to the Business) nor the Company has violated the WARN Act, and no event has occurred, and to Seller’s Knowledge, no event is currently anticipated, that would trigger any material Liability under the WARN Act, in each case during the three (3) year period ending on the date hereof. Section 3.12(c) of the Disclosure Schedule lists the number of employees terminated by the Company during the ninety (90) days preceding the date hereof, including the date of termination of such employee and the reason for such termination.

(d) The Company and Seller (with respect to the Business) are not, and have not been, delinquent for payments to any of its current or former Service Providers for any wages, salaries, commissions, bonuses, overtime, severance or other compensation for any service performed for it through the date hereof or for amounts required to be reimbursed to such employees. The Company and Seller (with respect to the Business) are not liable for any material payment due in the past three (3) years to any trust or other fund or any Governmental Authority with respect to unemployment compensation benefits, social security, or other benefits for employees (other than routine payments to be made in the ordinary course of business). The Company has accrued all amounts, in accordance with GAAP as consistently applied by the Company, which relate to the foregoing and are earned or relate to services prior to the Closing Date and payable following the Closing in all material respects.

(e) Since January 1, 2018, (i) to Seller’s Knowledge, the Company and Seller (with respect to the Business) have not hired or engaged any Service Provider in violation of any restrictive covenant, non-compete agreement or non-solicitation agreement to which such Service Provider is a party, (ii) no Person has made a written allegation or asserted a Claim in writing against the Company or Seller (with respect to the Business) to the effect that the Company or Seller (with respect to the Business) has hired or engaged any Service Provider in violation of any such restrictive covenant, non-compete agreement or non-solicitation agreement, and (iii) to Seller’s Knowledge, no Service Provider of the Company is subject to or bound by any restrictive covenant, non-compete agreement or non-solicitation agreement for the benefit of any Person (including any former employer or Person to whom they provided services) other than the Company.

(f) Except as set forth in Section 3.12(f) of the Disclosure Schedule, neither Seller (with respect to the Business) nor the Company has received written notice of any pending termination or cancellation of the employment relationship between the Company and any of its employees that is a Service Provider and, to Seller’s Knowledge, no such employee imminently intends to terminate his or her employment with the Company.

(g) The Company and Seller (with respect to the Business) have not and never have been, bound by or subject to (and none of its respective assets or properties is or has ever been bound by or subject to) any collective bargaining agreement, labor union contract, trade union contract, or other arrangement with any labor organization (each, a “Collective Bargaining Agreement”). No employees of the Company are represented by any labor organization or covered by any Collective Bargaining Agreement. To Seller’s Knowledge, there are (i) no activities or proceedings of any labor organization or trade union to organize any employees who are Service Providers with or (ii) no demands for recognition or any other request or demand from a labor organization for representative status with respect to any employees who are Service Providers. There is no strike, lockout, slowdown, or work stoppage against the Company pending or, to Seller’s Knowledge, threatened directly against the Company. There is no charge or complaint against the Company or Seller (with respect to the Business) by the National Labor Relations Board or any comparable Governmental Authority pending or, to Seller’s Knowledge, threatened. Neither the Business nor the Company has experienced any labor interruptions over the past three (3) years.

(h) To Seller’s Knowledge, in the past three (3) years, there have been no lawsuits, arbitration demands or charges of discrimination with the U.S. Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or government fair employment practices agency involving the Company or Seller (with respect to the Business).

(i) Set forth in Section 3.12(i) of the Disclosure Schedule is a true and complete list of the employee compensation and benefit plans, agreements, commitments, practices or arrangements of any type, including any pension, profit sharing, 401(k), retirement, deferred compensation, equity purchase, option or other equity based compensation plans, incentive, bonus, vacation, employment, independent contractor, severance, loan, retention, disability, hospitalization, sickness, death, medical, dental, life insurance benefit, excess benefit, stock bonus, restricted stock, stock ownership, stock appreciation, phantom stock, savings and thrift, cafeteria, reimbursement, health savings, flexible spending, compensation, welfare, vision, accidental death and dismemberment, collective bargaining or other agreement with any works council or similar association, worker’s compensation, unemployment compensation, post-retirement, transaction bonus, periodic bonus, loan, salary continuation, termination, retention, noncompetition, confidentiality, change in control, fringe benefit, perquisite (including benefits relating to automobiles, clubs, child care, parenting leave, and sabbaticals) and any other employee benefit plan whether or not defined as an “employee benefit plan” as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA) (whether provided on a funded or unfunded basis, or through insurance or otherwise), agreement, program, policy, or arrangement, that is contributed to by the Company or one of its ERISA Affiliates which cover or offer(ed) benefits to any current or former Service Providers or under which the Company has or could have any obligations or liabilities, direct or indirect, actual or contingent, whether or not legally binding (each, an “Employee Benefit Plan” and collectively, the “Employee Benefit Plans”) that is maintained or sponsored by an ERISA Affiliate other than the Company (“Seller Plan”).With respect to each Seller Plan, Seller has made available to Buyer a summary of the material terms applicable to the Service Providers. The Company does not sponsor or maintain, and is not required to sponsor or maintain, any Employee Benefit Plan. Neither the Seller nor the Company has a plan or commitment to have the Company establish, sponsor or maintain an Employee Benefit Plan.

(j) None of the Company or any of its ERISA Affiliates sponsors, maintains or contributes to, has ever sponsored, maintained or contributed to, or has any current or contingent Liability with respect to: (i) a plan subject to Title IV of ERISA or Section 412 of the Code (including a multiemployer plan as defined in Section 4001(a)(3) of ERISA or Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) post-employment welfare benefits, except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and any corresponding or similar state Law. None of the ERISA Affiliates has never maintained an employee benefit plan subject to the Laws of any jurisdiction outside the United States that covers any employees or service providers of the Company.

(k) With respect to each of the Employee Benefit Plans: (i) each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter (or may rely upon an opinion letter for a prototype plan) and, to Seller’s Knowledge, nothing has occurred, whether by action or by failure to act, that caused or would cause the loss of such qualification or the imposition of any penalty or Tax Liability on the Company with respect to any such Employee Benefit Plan; (ii) all payments required or promised under each Employee Benefit Plan or other agreement, or by Law (including all contributions with respect to all prior periods prior to Closing) have been made in accordance with the provisions of each of the Employee Benefit Plans, applicable Law and GAAP in all material respects and any liabilities of the Company that are unfunded liabilities have been fully accrued; (iii) no Action or Claim has been asserted in writing, instituted or, to Seller’s Knowledge, is threatened against any of the Employee Benefit Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee, administrators or fiduciaries thereof, any ERISA Affiliate, any of the assets of any trust of any of the Employee Benefit Plans or, to Seller’s Knowledge, any Service Provider of the Company (whether current, former or retired)

that would reasonably be expected to result in Liability for the Company; (iv) each Employee Benefit Plan has been maintained, operated, funded, and administered in each case, in all material respects in accordance with its terms and applicable Law, including ERISA, the Code, the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and subsequent agency guidance, the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including regulations governing privacy and security of health data, and the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle I of ERISA and the regulations thereunder and any other applicable regulatory guidance issued by any Governmental Authority; (v) the Company and its ERISA Affiliates have complied and are in compliance in all material respects with the requirements of COBRA; and (vi) neither the Company or Seller (with respect to the Business) nor, to Seller’s Knowledge, any of their respective directors, officers, employees or agents has, with respect to any Employee Benefit Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, that has resulted, or could reasonably be expected to result, in the imposition of a Liability to the Company.

(l) Except as set forth in Section 3.12(l) of the Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Employee Benefit Plan; (ii) materially increase any compensation or benefits otherwise payable under any Employee Benefit Plan to a current or former employee of the Company; (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Benefit Plan; (iv) result in the forfeiture by any current or former employee of the Company of compensation or benefits under any Employee Benefit Plan; or (v) trigger any other material obligation under, or result in the breach or violation of, any Employee Benefit Plan.

(m) There is no payment or benefit or acceleration thereof that could be made to a current or former Service Provider that could (i) be characterized as a parachute payment within the meaning of Section 280G of the Code or Section 4999 of the Code (or any corresponding or similar provision of state or local Tax law) and (ii) not be deductible by the Company by reason of Section 280G of the Code. The Company has no obligation to gross up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(n) There is no Contract, agreement, plan or other arrangement to which the Company is a party or by which the Company is otherwise bound to compensate any Person in respect of Taxes that may be imposed pursuant to Section 409A. Each Employee Benefit Plan has maintained, in form and operation, in all material respects in compliance with Section 409A of the Code.

3.13 Contracts.

(a) Set forth in Section 3.13(a) of the Disclosure Schedule is a listing of all Contracts to which the Company is a party and which fall within any of the following categories (each such Contract, a “Material Contract”):

(i) power of attorney (other than in connection with prosecution of Intellectual Property matters), collaboration, research and development, joint development, joint marketing or joint venture, partnership or profit-sharing agreement and similar Contracts;

(ii) Contracts containing covenants purporting to limit the freedom of the Company to compete in any line of business in any geographic area or to solicit or hire any individual or group of individuals or to solicit or engage in any business transaction whatsoever with any Persons or groups of Persons, or containing any other similar restrictions, other than the foregoing that are exclusively for the benefit of the Company;

(iii) Contracts, indentures, mortgages, promissory notes, loan agreements or guarantees of amounts in excess of $250,000, letters of credit or other Contracts of the Company or commitments for the borrowing or the lending of amounts in excess of $250,000 or providing for the creation of any charge, security interest, or Encumbrance upon any of the assets of the Company;

(iv) Contracts relating to equipment or property leases, Intellectual Property license agreements and/or all other contracts or agreements relating to Intellectual Property, provided that the Company shall not be required to schedule licenses having an annual fee of less than $25,000 for commercially available off-the-shelf software programs under which the Company is the licensee;

(v) Contracts with or for the benefit of any Affiliate of the Company, Seller, any family member of any Affiliate of Seller or any family member thereof, in each case relating solely or primarily to the Business (any such Contract, an “Affiliate Agreement”);

(vi) Contracts with Governmental Authorities;

(vii) Contracts that contain provisions granting any Person “most favored nations” status or grant to any Person exclusivity, or that contain “take or pay” provisions;

(viii) Contract that is a collective bargaining or similar Contract;

(ix) Contracts relating to any Membership Interests in the Company or rights in connection therewith;

(x) Contracts providing for indemnification or guaranty with respect to the Company’s services or products, other than in the ordinary course of business;

(xi) Contracts for any settlement arrangement under which the Company has outstanding or ongoing obligations;

(xii) Contracts to purchase or sell real property;

(xiii) Contracts for capital expenditures binding on the Company that would reasonably be expected to require expenditures after the date of this Agreement in excess of $100,000 in the aggregate;

(xiv) Contracts for the purchase or supply of materials, supplies, goods, equipment or services to the Company or the Business (including in connection with any clinical or human trials) that involves the payment of more than $250,000 in the aggregate over the life of the Contract or of more than $100,000 in the aggregate in any twelve (12)-month period;

(xv) Contracts for the sale of materials, products or services by the Company or the Business that involves the payment of more than $250,000 in the aggregate over the life of the Contract and of more than $100,000 in the aggregate in any twelve (12)-month period;

(xvi) Contracts that obligate the Company to develop any product, drug or compound;

(xvii) Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise); and

(xviii) Any stock purchase agreement, stock option or similar plan (including any similar such plans relating to the equity securities of a Person that is not a corporation).

(b) All Material Contracts are the legal, valid and binding obligations of the Company and, to Seller’s Knowledge, the legal, valid and binding obligation of each other party thereto, and each is enforceable as to the Company in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief and other equitable remedies. Neither Company nor, to Seller’s Knowledge, any other party thereto is in material violation of or in material default in respect of, nor has there occurred an event or condition which with or without the passage of time or giving of notice (or both) would constitute a material violation or default under, any Material Contract. Seller has made available to Buyer a true and complete copy of each Material Contract (including all amendments and supplements) and in the case of an oral Contract, a written summary of the material terms of such Contract. Neither Seller nor the Company has given or received from a counterparty of any Material Contract written notice or, to the Knowledge of Seller, any oral indication, of (x) its intention (unless withdrawn) to terminate such Material Contract or (y) any uncured default, breach or violation of such Material Contract, where in each case such default, breach or violation would be material to the Company.

3.14 Regulatory Matters.

(a) The Company has obtained all Permits required by the United States Food and Drug Administration (“FDA”) to conduct the Business as it is currently conducted (the “FDA Permits”). All of the FDA Permits held by or issued to the Company or the Business are in full force and effect, will continue in full force and effect immediately following the Closing, and the Company is in material compliance with each such permit held by or issued to it. No event has occurred that, with notice or the lapse of time or both, would constitute a material default under or material violation of any FDA Permit held by the Company. There are no proceedings pending or, to Seller’s Knowledge, threatened against the Company that could reasonably be expected to result in the revocation, cancellation, suspension or limitation of any FDA Permit held by the Company. Except as listed on Section 3.14(a) of the Disclosure Schedule, the Company has not granted any third party any right or license to use, access or reference any of the FDA Permits.

(b) All bioequivalence, pharmacokinetic, and clinical trials being conducted by the Company or the Business are being, and at all times have been, conducted in compliance in all material respects with applicable Laws, including, but not limited to, the FDA Act and its applicable implementing regulations. Except as listed on Section 3.14(b) of the Disclosure Schedule, no clinical trial conducted by the Company or the Business or, to the Knowledge of Seller, any Collaborative Partner of the Company has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other Governmental Authority or institutional review board that has or had jurisdiction over any such clinical trial has initiated an action, or, to the Knowledge of Seller, threatened, to disqualify or debar any clinical investigator or other person or entity involved in any such clinical trial. The Company owns or has sufficient rights to use all data collected in the course of such bioequivalence trials and clinical trials, including the right to use such data in submissions to the FDA.

(c) The Company and the Business are in compliance in all material respects with all applicable Laws administered or enforced by the FDA or any other Governmental Authority that regulates the development of pharmaceutical or medical device products in any jurisdiction. There have been no, and there are no pending, or, to the Knowledge of Seller, threatened, regulatory Actions (other than non-material routine or periodic inspections or reviews) against the Company or the Business or, with respect to the product candidates and to the Knowledge of Seller, any Collaborative Partners, by the FDA or any other Governmental Authority that regulates the development of pharmaceutical or medical device products. None of Seller, the Company or any of Seller’s Affiliates have received any FDA Form 483, notice of adverse finding, warning letters, untitled letters or other similar notices from any Governmental Authority with respect to the Business, and there is no action or proceeding pending or threatened by any such Governmental Authority, contesting Seller’s or its Affiliates’ approval of, import of, manufacture of, testing of, processing of, packaging of, repackaging of, stability of, distribution of, storage of, sale of, uses of, or the labeling, relabeling or promotion of any Product, or otherwise alleging any violation of Law with respect to, any Product developed, manufactured, distributed, sold, used, promoted or marketed by or on behalf of the Business or the Company.

(d) The manufacture of the Products for use in clinical trials by or for the Company or the Business is being as of the date hereof, and at all times has been, conducted in material compliance with applicable Laws, including the provisions of (i) the FDA’s current good manufacturing practices regulations set forth in 21 C.F.R. Parts 210, 211 and 600, (ii) the “good laboratory practices”, as defined by the FDA, including, as applicable, the FDA’s current Good Laboratory Practices set forth in 21 C.F.R. Part 58, and (iii) the Good Clinical Practices. To the Knowledge of Seller, all clinical and pre-clinical studies conducted by or on behalf of or sponsored by Seller or the Company with respect to the Business, or in which Products have participated were and, if still pending, are being, conducted in accordance with all applicable Laws and regulation, including good laboratory practices and good clinical practices. Except as set forth in Section 3.14(d) of the Disclosure Schedule, neither Seller nor the Company have received any written notices, correspondence or other communication from any Governmental Authority requiring the hold, termination, or suspension of any clinical trials conducted by, or on behalf of, the Companies with respect to the Business, or in which Products have participated.

(e) The Company and the Business are and have been in compliance in all material respects with all applicable Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Governmental Authority. Neither the Company nor Seller (with respect to the Business) nor, to the Knowledge of Seller after duly conducted review and inquiry, any of its employees or agents, have made an untrue or fraudulent statement to the FDA or any other applicable Governmental Authorities, or in any records and documentation prepared or maintained to comply with the applicable Laws, or failed to disclose a fact required to be disclosed to the FDA or any other similar Governmental Authorities. All material filings, declarations, listings, registrations, reports or submissions, including adverse event and other safety reports, required to be filed by the Company with any Governmental Authority have been filed. All such filings, declarations, listings, registrations, reports or submissions were, when filed, complete and accurate in all material respects and in compliance in all material respects with all applicable Laws, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings, declarations, listing, registrations, reports or submissions.

(f) The Company has made available to Buyer true and correct copies of all Regulatory Documentation and such Regulatory Documentation contains complete and correct copies of all adverse event reports and other pharmacovigilance documentation relating to the Products. No Regulatory Documentation contains any material omission or misstatement and all Regulatory Documentation is maintained in accordance with all applicable Laws.

(g) Neither the Company nor Seller (with respect to the Business) nor, to the Knowledge of Seller, any of the Company’s Collaborative Partners, agents or subcontractors (including clinical and non-clinical investigators), has been convicted of any crime or engaged in any conduct that could result or resulted in debarment, exclusion or disqualification by the FDA or any other Governmental Authority (including under the provisions of 21 U.S.C. §§ 335a, 335b, or 335c, 42 U.S.C. § 1320a-7 or any equivalent provisions in any other applicable jurisdiction), and there are no proceedings pending or, to the Knowledge of Seller, threatened that reasonably might be expected to result in criminal or civil Liability or debarment, exclusion or disqualification by the FDA or any other Governmental Authority. The Company and the Business have not, and, to the Knowledge of Seller, none of the Company’s Collaborative Partners have, received written notice of or been subject to any other enforcement action involving the FDA or any other Governmental Authorities, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter, and none of the foregoing are pending or, to Seller’s Knowledge, threatened in writing against the Company, the Business or any of the Company’s Collaborative Partners. None of the Company or any of its officers, directors or employees has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other Governmental Authority to invoke any similar policy. Neither the Company nor any of its officers, directors or employees: (i) is the subject of any pending or threatened investigation by any Governmental Authority pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy, or similar policy; or (ii) has received any notification of any such potential investigation.

(h) To Seller’s Knowledge, there have been no Serious Adverse Events associated with the use (including in clinical trials) of the product candidates that have not been described in the final clinical study reports for the Company’s clinical trials or any other required reports as provided to the FDA or other similar Governmental Authorities.

(i) The Company and the Business have complied in all material respects with all applicable privacy Laws regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996 or any foreign equivalent and (ii) other applicable privacy Laws.

(j) The Company is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority.

3.15 Accounts Receivable. All accounts receivable of the Company (a) reflected on the Financial Statements and when delivered, the Audited Financial Statements, (b) arising after the Balance Sheet Date or (c) due to the Company as of the Closing, have arisen from bona fide sales actually made or services actually performed by the Company in the ordinary course of business. Each of the accounts receivable of the Company constitutes a valid claim in the full amount thereof against the debtor charged therewith on the books of the Company.

3.16 Accounts Payable. All accounts payable, accrued expenses and notes payable (i) reflected on the Financial Statements and when delivered, the Audited Financial Statements, (ii) arising after the Balance Sheet Date or (iii) due from the Company as of the Closing Date, have (a) arisen from bona fide purchases actually made or services actually received by the Company in the ordinary course of business, and (b) been recorded and entered in the books and records of the Company in accordance with GAAP, consistently with the Company’s practices and Seller’s practices. All accounts payable, accrued expenses and notes payable of the Company arose in bona fide arm’s length transactions and, as of the date hereof, no such account payable or note payable is delinquent in its payment. The Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with its past practices.

3.17 Undisclosed Liabilities; Indebtedness.

(a) Except (i) as and to the extent set forth in Section 3.17(a) of the Disclosure Schedule or (ii) as incurred after the date of this Agreement in the ordinary course of business consistent with past practice, which in the event of such Liabilities or obligations, if any, the aggregate amount thereof is not in excess of $100,000, the Company has no Liabilities or obligations of any nature that would be required to be disclosed under GAAP.

(b) All Indebtedness of the Company is set forth in Section 3.17(b) of the Disclosure Schedule.

3.18 Bank Accounts. Section 3.18 of the Disclosure Schedule sets forth a list of all banks in which the Company has accounts or maintains safe deposit boxes and the names of all persons authorized to draw thereon or have access thereto.

3.19 Conflicts of Interest; Affiliate Transactions.

(a) Except as set forth in Section 3.19(a) of the Disclosure Schedule, none of Seller, the Company or any officer, director or manager of the Company, has any direct or indirect interest in any Person or business enterprise which competes with, is a customer or sales agent of, or is engaged in, any business of the kind being conducted by the Company, other than investments of two percent (2%) or less in the stock or other equity interests of a publicly-traded firm or corporation.

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedule, (i) neither Seller nor any Close Family Member of any Affiliate of Seller (collectively, the “Seller’s Affiliates”) provides or causes to be provided, to the Company any assets, loans, advances, services or facilities (none of which will be outstanding on the Closing Date), (ii) the Company does not provide or cause to be provided to Seller or any Seller’s Affiliate any assets, loans, advances, services or facilities and (iii) except for the Affiliate Agreements and those matters set forth in Section 3.19(b) of the Disclosure Schedule (such matters collectively, the “Affiliate Arrangements”), neither Seller nor any Seller’s Affiliate has any other business relationships with the Company. The only Affiliate Agreements and Affiliate Arrangements set forth in Section 3.19(b) of the Disclosure Schedule that will remain in place from and after the Closing Date or with respect to which Buyer, the Company or any of their respective Affiliates will have any ongoing obligations or duties after the Closing Date, are those items that are identified in Section 3.19(b) of the Disclosure Schedule as remaining in place and having ongoing obligations or duties.

3.20 Trade Compliance; Customs Laws.

(a) The Company and, to Seller’s Knowledge, its Affiliates involved in the Business and their respective Representatives have complied in all material respects during the past five (5) years, and are in compliance in all material respects with all applicable Customs and Trade Laws. During the past five (5) years, the Company and, to Seller’s Knowledge, its Affiliates involved in the Business and their respective Representatives, (i) have not directly or indirectly, exported, re-exported, sold or otherwise transferred (including transfers to non-U.S. persons located in the United States) any supplies, software, technology or services subject to Customs and Trade Laws in violation of Customs and Trade Laws; (ii) have not engaged in any dealings or transactions with (A) any Person that appears on the OFAC Specially Designated Nationals and Blocked Persons List or on any other list of blocked Persons maintained by OFAC, as may be amended from time to time by OFAC, (B) any Person that is otherwise the target of economic sanctions administered and/or enforced by OFAC or organized in a foreign jurisdiction against which any applicable Governmental Authority with jurisdiction over a Company or a Seller, as applicable, maintains a trade embargo, economic sanction or other similar prohibition pursuant to which dealing with such Person is prohibited or (C) any Person owned or controlled by or acting on behalf of, directly or indirectly, any Person described in sub-clauses (A) or (B) above; and (iii) where required by applicable Law, have notified recipients of such supplies, software, technology or services of the potential applicability of Customs and Trade Laws to the recipients’ use or other disposition thereof.

(b) There is no charge, proceeding or, to Seller’s Knowledge, investigation by any Governmental Authority with respect to a violation of any applicable Customs and Trade Laws that is now pending or, to Seller’s Knowledge, has been asserted or threatened with respect to the Company, Seller or the Business in the past five (5) years.

(c) Neither the Company nor Seller (with respect to the Business) has, in the past five (5) years, made any voluntary disclosure with respect to a possible violation of Customs and Trade Laws to any Governmental Authority.

3.21 Environmental Matters. Except as set forth in Section 3.21 of the Disclosure Schedule, (a) the Company has no environmental Liabilities, and (b) the operations of the Business are currently and for the past five (5) years have been in material compliance with all Environmental Laws applicable to the conduct of the Business or ownership or use of the Company’s properties and assets. Neither the Company nor Seller (with respect to the Business) has received any (i) written notice from any Governmental Authority or other Person stating that the conduct of the Business is in violation in any material respect of any Environmental Law or requesting information regarding the possibility thereof or (ii) written notice of any allegation, demand, complaint or claim of violation or Liability under any Environmental Law. No Action is pending or, to Seller’s Knowledge, threatened against the Company that alleges a material violation by the Company or the Business of, or material liability arising under, any applicable Environmental Laws. The Company has not entered into any settlement, admitted to Liability, consented to the entry of or been issued any Order or otherwise resolved any pending or threatened Action against the Company arising under any Environmental Law. The Company has not assumed by contract or provided an indemnity with respect to any material Liability of any other Person relating to Environmental Laws. Except as set forth in Section 3.21 of the Disclosure Schedule, the Company has not Released any Hazardous Materials that require any material investigation, remediation, cleanup, removal, or remedial or corrective action, pursuant to any Environmental Law.

3.22 Insurance. Set forth in Section 3.22 of the Disclosure Schedule is (a) a true, correct and complete list of all current policies or binders of insurance maintained by the Company or on behalf of or for the benefit of the Business (collectively, the “Insurance Policies”). There are no claims related to the Company or the Business pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company has not received any written notice of cancellation of, material premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. The Company is not in default under, or has otherwise failed to comply with, in any respect, any provision contained in any such Insurance Policy. True, correct and complete copies of the Insurance Policies have been made available to Buyer. With respect to each such Insurance Policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect, (ii) neither the Company nor, to Seller’s Knowledge, any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), (iii) no party to the policy has repudiated any provision thereof in writing, and (iv) the policy has not been subject to any lapse of coverage.

3.23 Brokerage and Finder’s Fee. Except as set forth on Section 3.23 of the Disclosure Schedule, none of the Company or any director, officer or employee of the Company, has incurred or will incur on behalf of the Company any brokerage, finder’s or similar fee in connection with this Agreement or the transactions contemplated hereby.

3.24 No Other Representations and Warranties. Except for the representations and warranties contained in Article III and Article IV (as modified by the Disclosure Schedules hereto), or any Ancillary Documents, neither Seller nor any Person makes any other express or implied representation or warranty with respect to the Company, Seller or the Business, and Buyer acknowledges, represents and warrants that (a) it has not relied on any representation, warranty, statement or information whatsoever regarding the subject matter of this Agreement, express or implied, made or provided by or on behalf of Seller, the Company or the Business, except for the representations and warranties contained in Article III and Article IV (as modified by the Disclosure Schedules hereto), or any Ancillary Document and (b) waives any right that Buyer may have against Seller, the Company or any other Person with respect to any inaccuracy in any such representation, warranty statement or information or with respect to any omission or concealment on the part of Seller, the Company or any other Person or of any potentially material information, except for the representations and warranties contained in Article III and Article IV (as modified by the Disclosure Schedules), or any Ancillary Document, and any omission or concealment with respect thereto; provided that nothing in this Section 3.24 shall affect any claim for Fraud. Without limitation as to the foregoing sentence, except as expressly set forth in Article III and Article IV, Seller disclaims any and all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or other Representative of Seller or the Company, or any of their respective Affiliates). Except as expressly set forth in Article III and Article IV (as modified by the Disclosure Schedules hereto, as supplemented and amended to the extent permitted by this Agreement), Seller makes no representation or warranty to Buyer regarding the probable success or future profitability of the Company. Except as expressly set forth in this Agreement, the condition of the assets of the Company shall be “as is” and “where is” and none of Seller or the Company makes any warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of the Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. It is understood that any due diligence materials made available to Buyer or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller, the Company or their Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the statements contained in this Article IV are true, correct and complete as of the date hereof (or, if made as of a specified date, as of such date) and as of the Closing Date.

4.1 Ownership of Membership Interests. Seller is the record and beneficial owner of, and has good and valid title to, all of the issued and outstanding Class A Units of the Company, free and clear of all Encumbrances, or agreements or commitments of any type relating to the issuance, sale or transfer of such units. Except as set forth in Section 4.1 of the Disclosure Schedule, the transactions contemplated hereby will not give rise to any preemptive or similar rights on behalf of any Person under any provision of any Contract to which Seller is a party or by which any property of Seller is bound. Except as set forth in Section 4.1 of the Disclosure Schedule, Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to any equity interests of the Company. Upon consummation of the transactions contemplated by this Agreement, Buyer will have good and valid title to the Acquired Membership Interests, free and clear of all Encumbrances, or agreements or commitments of any type relating to the issuance, sale or transfer of such equity interests.

4.2 Organization and Standing; Power and Authority.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware with full limited liability company power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Seller is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the ability of Seller to consummate the transactions contemplated hereby.

(b) Seller has all requisite power, right, legal capacity and authority to execute, deliver and perform this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions and perform Seller’s obligations contemplated hereby and thereby. Seller has taken all actions or proceedings required to be taken by or on the part of Seller to authorize and permit the execution and delivery by Seller of this Agreement and the Ancillary Documents to which Seller is a party and the consummation and performance by Seller of the transactions and obligations contemplated hereby or thereby.No other action on the part of Seller (or any of the equityholders of Seller) is necessary to authorize this Agreement and the Ancillary Documents to which Seller is a party or the consummation of the transactions contemplated by this Agreement. This Agreement has been, and each of the Ancillary Documents to be executed and delivered by Seller at the Closing shall be, duly and validly executed and delivered by Seller and, assuming due execution and delivery by Buyer (if Buyer is a party thereto), constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with their terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

4.3 Conflicts, Consents and Approvals. Neither the execution nor delivery by Seller of this Agreement or the Ancillary Documents to which Seller is a party nor the consummation of the transactions contemplated hereby or thereby will:

(a) materially violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) or result in any loss of any material benefit under, or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or call a default under, or result in the creation of any Encumbrance upon any of the material properties or assets of Seller under, any of the terms, conditions or provisions of any Contract to which Seller is a party or its assets are bound;

(b) violate any Order or Law applicable to Seller or of any Seller’s properties or assets;

(c) result in a breach of, or default under, or conflict with, the Organizational Documents of Seller; or

(d) require any notice to, action or consent or approval of, or review by, or registration or filing with, any third party or any Governmental Authority.

4.4 Litigation. Except as set forth in Section 4.4 of the Disclosure Schedule, as of the date hereof, there are no Actions pending or, to Seller’s Knowledge, threatened against Seller, or any of its assets or properties, that relate to or affect the Company or the Business or Seller’s ability to enter into the transactions contemplated hereby, including, but not limited to (i) Seller’s beneficial ownership of the Acquired Membership Interests or rights to acquire any equity interests in the Company, (ii) Seller’s capacity as an owner of Acquired Membership Interests, (iii) the transactions contemplated by this Agreement, (iv) any contribution of assets (tangible and intangible) by Seller (or any of its Affiliates) to the Company (or any of its Affiliates), or (v) any other agreement between Seller (or any of its Affiliates) and the Company (or any of its Affiliates), nor to the Knowledge of Seller is there any reasonable basis for any such Action. Except as otherwise disclosed in Section 4.4 of the Disclosure Schedule and with respect to or affecting the Business, Seller has not (a) initiated or been the target of any complaint, investigation, regulatory proceeding, formal or informal, or disciplinary hearing or action of any kind or (b) been the party to any legal action, regulatory proceeding, formal or informal, or arbitration, whether as petitioner, plaintiff, complainant, respondent or defendant, regardless of whether such action was withdrawn, settled, litigated or otherwise resolved, during the five (5) year period ending on the Closing Date. Neither Seller nor any of its properties, assets or rights are subject to any judgment, stipulation, order, writ, injunction, determination, decree or award of, or settlement agreement with, any Person, in each case, that reasonably would be expected, individually or in the aggregate, to prevent or materially impair or materially delay the ability of Seller to consummate the transactions contemplated hereby.

4.5 Brokerage and Finder’s Fee. Except as set forth in Section 3.23 of the Disclosure Schedule, no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or any Affiliate of Seller.

4.6 Absence of Claims by Seller. Seller does not have any present claim against the Company, whether contingent or unconditional, fixed or variable, under any Contract or on any other basis whatsoever, whether in equity or at law.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Company Prior to Closing.

(a) Unless Buyer otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise contemplated by this Agreement or set forth in Section 5.1(a) of the Disclosure Schedule, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Closing Date and the termination of this Agreement pursuant to and in accordance with Section 10.1 (the “Pre-Closing Period”), the Company shall (i) conduct the Business in the ordinary course consistent with past practices and in compliance with all applicable Law and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) maintain the assets and properties of the Company in their current condition, normal wear and tear excepted, (B) keep available the services of its current officers and employees and preserve its relationships with employees, customers, suppliers, Governmental Authorities and others having business dealings with the Company, and (C) continue to conduct all ongoing clinical and pre-clinical trials in accordance with the terms thereof in effect on the date hereof.

(b) Except as otherwise contemplated by this Agreement or set forth in Section 5.1(b) of the Disclosure Schedule, during the Pre-Closing Period, the Company shall not do or cause or permit to be done any of the actions contemplated by Section 3.4(b) without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

5.2 Release. As of the Closing, except for any rights or obligations under this Agreement or the Ancillary Documents, Seller and its successors and assigns (the “Seller’s Releasing Parties”) hereby irrevocably and unconditionally, fully and forever, release, acquit and discharge each of the Company and its current and former officers, directors, employees, partners, managers, members, advisors, heirs, executors, administrators, trustees, beneficiaries, successors and assigns (the “Company Released Parties”) from any and all of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Seller’s Releasing Parties may have against the Company Released Parties, now or in the future, in each case in respect of any cause, matter or thing whether personally, in their own right, together with any other Person, derivatively or occurring or arising with respect to or in connection with the Business and the Company on or prior to the Closing Date; and, without limiting the generality of the foregoing, (a) from any and all of their respective claims for any and all amounts, including all expenses, fees, compensation, commissions or dividends, owed to them in connection with, in respect of or as a result of their purchase, sale or ownership of any equity securities of the Company ever owned by them or to which they were entitled, and represent and warrant to Buyer that none of Company Released Parties is, or will be, liable to the Seller’s Releasing Parties for any such amounts; and (b) from any claim or rights of any kind that any Seller’s Releasing Parties may have to indemnification by the Company for any act or inaction by Seller taken or occurring before the Closing Date. Notwithstanding anything to the contrary in the foregoing, no release is made with respect to claims to the extent related to or arising out of any of the following: (i) any rights that Seller’s Releasing Parties may have under this Agreement or any of the other documents, instruments or certificates to be delivered pursuant to this Agreement or the transactions contemplated hereby; and (ii) from any claim or rights of any kind that any Seller’s Releasing Parties may have to indemnification by the Company as an officer, director, employee or other representative of the Company (provided that it is agreed that none of Seller nor any of their Affiliates shall be entitled to such indemnification for any indemnification claim made under Article VIII) for any act or inaction by Seller taken or occurring before the Closing Date. For purposes of this Section 5.2, holders of Class B Units of the Company shall not be considered Affiliates of Seller.

5.3 Efforts; Consents; Regulatory Filings.

(a) Each Party shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those consents set forth in the Disclosure Schedule; (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to this Agreement to consummate the transactions contemplated by this Agreement; and (iv) fulfill all conditions to such Party’s obligations under this Agreement. Each Party shall cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such consents from third parties, no Party shall be required to make payments, commence litigation or agree to modifications of the terms and conditions of any agreements with third parties and no such modifications shall be made to any Contract of the Company without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.In addition, in connection with obtaining such consents from third parties, no party need waive any substantial rights, agree to any material restriction on the conduct of it and its Affiliates’ business or agree to any substantial limitation on its operations or to dispose of any assets, including assets of the Company.

(b) In furtherance and not in limitation of the terms of Section 5.3(a), to the extent required by applicable Law, each of Buyer and Seller shall, in each case regarding the transactions contemplated by this Agreement (i) if required, file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act as soon as practicable following the date of this Agreement (including a request for early termination of the applicable waiting period under the HSR Act), (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Authority (including the Antitrust Division of the United States Department of Justice (the “U.S. DOJ”) and the United States Federal Trade Commission (the “U.S. FTC”)), (iii) cooperate in connection with making any filing under any other applicable antitrust Laws and in connection with resolving any investigation or other inquiry commenced by any Governmental Authority, including the U.S. FTC, the Antitrust Division of the U.S. DOJ, or the office of any state attorney general or any proceeding initiated by a private party, (iv) promptly inform the other party of any material communication received by such party from, or given by such party to, the Antitrust Division of the U.S. DOJ or the U.S. FTC, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, (v) permit the other party to review any communication given by it to, and consult with each other in advance of, any meeting or conference with the Antitrust Division of the U.S. DOJ or the U.S. FTC, or any other Governmental Authority or, in connection with any proceeding by a private party with any other Person, and to the extent not prohibited by the Antitrust Division of the U.S. DOJ or the U.S. FTC, or any other Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. Any filing fees in connection with the filings to be made under the HSR Act shall be borne 50% by Seller and 50% by Buyer. For the avoidance of doubt, Seller and Buyer shall each be responsible for its own legal fees for preparing its portion of the HSR Act filings.

(c) Each Party shall promptly inform the other parties of any material communication made to, or received by, such party from any antitrust Governmental Authority or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. Each Party shall permit the other Party to review in advance any proposed communication by it to any Governmental Authority (but, for the avoidance of doubt, not including (i) any interactions not relating to the transactions contemplated by this Agreement, (ii) any disclosure which is not permitted under applicable Law, provided, however, that materials may be redacted (A) to remove references concerning valuation, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. No Party shall agree to participate in any meeting or conference with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting or conference. Each Party shall provide the other Party with copies of all material correspondence, filings or communications between it or any of its Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement (but, for the avoidance of doubt, not including (i) any disclosure which is not permitted by applicable Law, provided, however, that materials may be redacted (A) to remove references concerning valuation, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns). The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.3 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such legal counsel to non-legal employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.In addition, subject to applicable Law, each Party shall consult and cooperate with the other Party in advance in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement by or on behalf of any Party. Buyer shall be entitled to control and lead, in consultation with the Company and Seller, all communications and strategy with any Governmental Authority regarding antitrust matters and to direct, in consultation with the Company and Seller, the antitrust defense of the transactions contemplated by this Agreement (and the Company and Seller shall not make any agreement with any Governmental Authority without Buyer’s written consent).

(d) Other Third Party Consents. Subject to the terms and conditions contained herein, each Party shall cooperate and use their respective commercially reasonable efforts to obtain, prior to the Closing, all consents, waivers, approvals, authorizations, declarations, Orders or registrations (any of the foregoing, a “Consent”) of any other third party set forth on Schedule 5.3(d); provided, however, that the consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required prior to agreeing to (i) any amendment or modification to any Contract or (ii) any condition or limitation under any Permit or applicable Law, in each case, in connection with obtaining any such Consent that is adverse in any material respect to Buyer or the Company.

5.4 Non-Solicitation, Non-Disclosure Covenants.

(a) No Recruitment or Hiring of Employees. Seller agrees that Seller shall not, for a time period which commences as of the Closing Date and ends on the second (2nd) anniversary of the Closing Date, except for the benefit of, and on behalf of, the Company Affiliated Group, directly or indirectly, on Seller’s own behalf or on behalf of any other person or entity, solicit, recruit or hire, or attempt to solicit, recruit or hire, any Restricted Person or induce or attempt to induce any Restricted Person to leave the employ of or cease doing business with the Company or any other member of the Company Affiliated Group, as the case may be; provided, however, that nothing in this Section 5.4(a) shall prevent Seller (i) from making any general solicitations, directly or indirectly, including through newspapers, trade journals, the internet or any similar media that are not directed specifically at any employee or independent contractor of the Company Affiliated Group, or hiring the persons who respond to such general solicitations or (ii) from soliciting and hiring any former employee or independent contractor of the Company Affiliated Group who was terminated without cause.

(b) No Disclosure of Confidential Information. Except to the extent (i) authorized by Buyer, (ii) required by Law or any legal process, or (iii) necessary in performing Seller’s obligations under this Agreement, Seller will not, directly or indirectly, at any time after the Closing, use or exploit, or disseminate, disclose, or divulge to any person, firm, corporation, association or other business entity, Confidential Information of the Company. As used herein, the term “Confidential Information” shall mean any and all information about the Company or relating to the trade secrets of the Company and the Business, in each case whether or not disclosed to Seller or whether or not known by Seller as a consequence of or through its relationship with the Company, if in each case such information is not publicly available (other than through a breach by Seller of this Section 5.4(b)). Seller acknowledges and agrees that the term “Confidential Information” includes all information regarding the following: trade secrets, intellectual property, products, services, drug formulations and manufacturing methods, human trial data, pre-clinical trial data, clinical trial data, client and partner lists (including names, addresses and telephone numbers), purchasing criteria of the Company, business plans, methods and procedures, accounting data, compensation and human resources information, marketing strategies, new product and services developments, price lists and pricing strategies, contract forms, business and financial models, electronic and other files, and financial data regarding the Business and the Company. Buyer acknowledges and agrees that prior to the Contribution, Seller and its officers, managers and employees worked in the Business and had access to Confidential Information; however, no such Person shall be deemed (A) to have been furnished or provided access to any Confidential Information in violation of this Section 5.4(b), or (B) to act at Seller’s direction or on Seller’s behalf, and Seller shall not be deemed to be acting indirectly through such Person, solely due to the prior role of any such Person with respect to the Business so long as such Person does not actually disclose or use the Confidential Information in violation of this Section 5.4(b) after the Closing.

(c) Seller acknowledges that Seller carefully read and considered the provisions of this Section 5.4. Seller acknowledges that Seller has received and will receive sufficient consideration and other benefits to justify the restrictions in this Section 5.4. Seller also acknowledges and understands that these restrictions are reasonably necessary to protect the legitimate and substantial business interests of Buyer and its Affiliates, including protection of the goodwill acquired. Seller also acknowledges that the transactions contemplated by this Agreement (including the receipt of the Purchase Price by Seller) constitute full and adequate consideration for the execution and enforceability of the restrictions set forth in this Section 5.4.

(d) The Parties acknowledge and agree that the individual covenants in this Section 5.4 are separate and distinct commitments of Seller, independent of each other covenant hereunder. Seller further agrees that each of the covenants in this Section 5.4 is reasonable with respect to its duration, geographic area and scope of activity, to protect, among other things, Buyer’s acquisition of the goodwill of the Business. Accordingly, if, at the time of enforcement of any one or more of the covenants in this Section 5.4, a court or arbitrator holds that the restrictions stated herein with respect to any specific covenant herein are unreasonable under the circumstances then existing, the Parties hereto agree that the maximum duration, geographic area and/or scope of activity legally permissible under such circumstances will be substituted for the duration, geographic area and/or scope of activity stated herein.

5.5 Further Actions. Subject to the terms and conditions provided in this Agreement, each of the Parties shall use its commercially reasonable efforts to deliver, or cause to be delivered, such further certificates, instruments and other documents, and to take, or cause to be taken, such further actions, as may be necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement.

5.6 Public Announcements. Unless otherwise required by applicable Law (and in that event only if time does not permit), at all times prior to or following the Closing Date, Buyer and Seller shall consult with each other before issuing any press release or public announcements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public announcement without the written approval of the other Party.

5.7 D&O Indemnification.

(a) From and after the Closing Date, Buyer shall cause the Company to (i) indemnify and hold harmless each present and former manager, director and officer of the Company (collectively, the “Company Indemnified Parties”), against any and all Losses incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that the Company would have been permitted under applicable Law and under the Company Organizational Documents as in effect on the date of this Agreement (but in each case, subject to the limitations on the Company’s ability to indemnify managers, directors and officers under Section 145 of the DGCL), to indemnify such Company Indemnified Parties and (ii) advance expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from the Company pursuant to this Section 5.7 to the fullest extent permitted under applicable Law or, if greater, under the Company Organizational Documents; provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and all rights of appeal have lapsed that such

Company Indemnified Party is not entitled to indemnification under applicable Law, the Company Organizational Documents, and pursuant to this Section 5.7. The terms and provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the Company Indemnified Parties by applicable Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 5.7. In the event Buyer or the Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, honor the indemnification obligations set forth in this Section 5.7.

(b) Prior to or simultaneously with the Closing, Buyer shall, or shall cause the Company to, obtain, at Buyer’s cost, a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors, managers or officers of the Company or the Business on or prior to the Closing Date, which policy shall contain terms and conditions no less favorable to the insured persons than the directors’, managers’ or officers’ liability coverage presently maintained by the Company or by Seller on the Company’s behalf.

5.8 Access to Information. During the Pre-Closing Period, upon reasonable notice and during normal business hours, Seller and the Company shall, and shall cause the Company’s officers and employees and representatives to, (i) afford the officers, employees and authorized agents and representatives of Buyer reasonable access to the offices, properties, books and records of the Business and (ii) furnish to the officers, employees and authorized agents and representatives of Buyer such additional financial and operating data and other information regarding the assets, properties and business of the Business as Buyer may from time to time reasonably request in order to assist Buyer in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, that Buyer shall not interfere with any of the operations or business activities of the Company. Notwithstanding anything to the contrary in this Agreement, neither the Company nor Seller shall be required to disclose any information to Buyer if such disclosure would, in the reasonable discretion of the Company or Seller, (a) cause significant competitive harm to the Company if the transactions contemplated hereby are not consummated, (b) jeopardize any attorney-client or other legal privilege or (c) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof.

5.9 Notification of Certain Matters. Seller shall give notice to Buyer, and Buyer shall give notice to Seller, promptly upon becoming aware of (i) any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or could reasonably be expected to cause any representation or warranty in this Agreement to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing (including, for the avoidance of doubt, any such occurrence or failure to occur that could affect the closing condition set forth at Section 6.2(p)), or (ii) the failure of Seller or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect any transaction contemplated by this Agreement not to be satisfied; provided that the failure to provide such notice shall not limit or otherwise affect the obligations or remedies of any Party hereunder.

5.10 Development of the Products; Access to Information.

(a) Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to develop the Specialty Products until each Specialty Product commences commercial launch in the U.S., and to commercialize such Products in the U.S. after such launch. For purposes of this Section 5.10(a), commercially reasonable efforts shall mean using the level of efforts and resources employed by Buyer and its Affiliates, taken as whole, for products of similar commercial potential at a similar stage in its lifecycle, in each case taking into account issues of safety and efficacy, the proprietary position, the regulatory environment, the likely timing of such product’s entry into the market, market potential and return on investment, approved labeling, the patent and other proprietary intellectual property position of the Specialty Product (including any third party intellectual property rights required for the development and commercialization of such Specialty Product), the existence of competitive products in the market place or under development, the anticipated profitability of the Specialty Product and other relevant scientific, technical, legal, commercial, financial and medical factors. Subject to the foregoing, Buyer shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the business of Buyer and its Affiliates (including with respect to the Products) and to take or refrain from taking any action with respect thereto if it determines such actions or inactions are in the best interests of Buyer’s business. Notwithstanding anything in this Agreement to the contrary, Seller acknowledges and agrees that (A) Buyer or an Affiliate of Buyer may currently or in the future offer products or services that compete, either directly or indirectly, with the Products and may make decisions with respect to such products and services (including ceasing development of the Products) that may cause one or more of the Contingent Payments to be reduced in amount or to not become due and payable at all; and (B) absent a breach by Buyer of this Agreement, neither Buyer nor any of its Affiliates shall have any liability whatsoever to Seller or any other Person for any claim, loss or damage of any nature that arises out of or relates in any way to any decisions or actions affecting whether or not or the extent to which the Contingent Payments becomes payable in accordance with Section 1.4.

(b) Buyer shall promptly (but no later than five (5) Business Days following the achievement of a Milestone) notify Seller in writing of the achievement of any Milestone.

(c) Within forty five (45) days following the end of each calendar quarter during the Royalty Term, Buyer shall provide to Seller a written report with respect to each Royalty Payment and each Third Party Arrangement Payment made during the previous calendar year, including a summary of the Net Sales, and other financial information related to the calculation of each such Royalty Payment and Third Party Arrangement Payment, provided that Seller shall treat confidentially any nonpublic information about the Company and the applicable Products or Company Intellectual Property.

(d) At Seller’s request, Buyer shall and shall cause its Affiliates (including the Company) to, permit an independent auditor designated by Seller and reasonably acceptable to Buyer, at reasonable times and upon reasonable notice, to audit the books and records maintained by Buyer or its Affiliates (including the Company) with respect to the Royalty Payments and Third Party Arrangement Payments, to ensure the accuracy of all reports and payments made hereunder. Such examinations may not (i) be conducted more than once in any twelve (12) month period (unless a previous audit during such period revealed an underpayment with respect to such period) or (ii) be repeated for any calendar quarter, except in each case as a subsequent “for cause” audit may require. Except in each case as a subsequent “for cause” audit may be required, the cost of this audit shall be borne by Seller, unless the audit reveals a variance of more than ten percent (10%) from the reported amounts, in which case Buyer shall bear the cost of the audit. Unless disputed, if such audit concludes that (x) additional amounts were owed by Buyer, Buyer shall pay the additional amounts, with interest from the date originally due, at a rate of five percent (5%) per annum, or (y) excess payments were made by Buyer, Seller shall reimburse such excess payments, in either case (x) or (y), within fifteen (15) days after the date on which such audit is completed by Seller. All records with respect to the Royalty Payments and Third Party Arrangement Payments shall be stored and archived by the Company or Buyer for a minimum of five (5) years.

(e) From the Closing and for so long as any Royalty Product is within its Royalty Term, Buyer shall not enter into an agreement for the sale, conveyance, assignment or transfer of all or substantially all of Buyer’s assets or all or substantially all of the Company’s assets to a third party unless, in each case, such third party succeeding to the rights of Buyer or the Company assumes the obligations of Buyer contained in this Agreement, including under this Section 5.10 and under Section 1.4. For the avoidance of doubt, in the event of a Buyer Liquidation Event, any successor to Buyer shall assume Buyer’s obligations and liabilities under this Agreement, whether by operation of law or otherwise, and without any further consent or waiver required from Seller. This Section 5.10(e) shall not apply to any Third Party Arrangements contemplated by Section 1.4(c).

(f) Subject to Buyer’s obligations pursuant to Section 5.10(a), Buyer shall not, and shall cause its Affiliates (including the Company) not to, enter into a new agreement for the purpose of evading Buyer’s or the Company’s obligation to pay any material amount of the Contingent Payments or which is entered into primarily for the purpose of having a material adverse effect on Seller’s ability to receive any Contingent Payment. Nothing in this Agreement shall restrict or otherwise affect Buyer’s ability to develop, manufacture or supply a Competing Product for commercialization.

5.11 Exclusivity. During the period from the date of this Agreement until the earlier of (a) the date this Agreement is terminated in accordance with its terms, and (b) the Closing, Seller shall not, and shall cause the Company and its and their respective Representatives not to, directly or indirectly, take any of the following actions with any Person, other than Buyer (and their Affiliates and their respective Representatives): (i) encourage, initiate, solicit, assist, facilitate, engage or entertain the submission of any proposal, offer, letter of intent, indication of interest or other similar agreement from any Person relating to (A) any acquisition of any equity securities of the Company, whether by issuance by the Company or by purchase (through a tender offer, exchange offer, negotiated purchase or otherwise) from the applicable equity holders or otherwise, (B) the license, sale, divestiture or transfer of all or a material portion of the assets of the Company, or (C) any merger, share exchange, business combination, reorganization, consolidation recapitalization or similar transaction involving the Company (any of the transactions described in clauses (A) through (C), an “Acquisition Proposal”), or (ii) participate in, enter into or otherwise encourage any discussions or negotiations with any Person, or provide any information to any Person, with respect to an Acquisition Proposal.

5.12 Employee Matters.

(a) All employees who are employed by the Company immediately prior to the Closing Date shall continue employment with the Company following the Closing Date, including each such employee on medical, disability, family or other short-term leave of absence as of the Closing Date, other than employees who are on long-term disability and, as a result of such long-term disability would not be covered by the employee benefit plans of the Buyer if such transfer occurred on the Closing Date (the “Delayed Transfer Employees”). All such employees of the Company who are employed by the Company immediately following the Closing Date are referred to as “Retained Employees”. Prior to the Closing Date, the Seller shall assign all Delayed Transfer Employees to an Affiliate of Seller (other than the Company). Delayed Transfer Employees shall become Retained Employees as of the date on which such Delayed Transfer Employee returns to active employment and accepts an offer of employment with Buyer or one of its Affiliates; provided that such Delayed Transfer Employee returns to active employment within six (6) months following the Closing Date or such later date required under applicable Law to keep a position open for any such employee. All references in this Agreement to events that take place with respect to Retained Employees of the Closing shall take place with respect to any Delayed Transfer Employee as of such Delayed Transfer Employee’s date of commencement of employment with Buyer or one of its Affiliates (including the Company) if he or she returns.

(b) The Company shall have, no later than the Closing Date, paid all salaries, bonuses, commissions, wages, severance due to be paid through the Closing Date, and, to the extent permitted by applicable local Law, the balance of any accrued and unused vacation pay earned and unused by any Service Provider that is in excess of eighty (80) hours for such Service Provider, whether or not accrued (other than amounts due or payable in the payroll period that includes the Closing Date, which amounts shall be included in the Estimated Closing Balance Sheet).

(c) As of the Closing Date and for a period of at least one (1) year thereafter, the Company shall (A) provide, and Buyer shall cause the Company to provide, each Retained Employee who remains with the Company with employee benefits (other than any equity based compensation) that are no less favorable in the aggregate to the benefits provided to such Retained Employee immediately prior to the Closing Date under the Employee Benefit Plans and (B) continue and honor, and Buyer shall cause the Company to continue and honor, the terms of the severance policy applicable to the Retained Employees immediately prior to the date of this Agreement and cover the Retained Employees under a severance policy that provides substantially the same severance benefits upon a qualifying termination. The Company (i) shall provide, or Buyer shall cause the Company to provide, each Retained Employee credit for the Retained Employee’s service with the Company prior to the Closing Date under any employee benefit plan or personnel policies that cover the Retained Employee after the Closing Date, including any vacation, sick leave and severance policies (but excluding any equity or other long-term incentive awards), for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits, except where such credit would result in a duplication of benefits; (ii) shall, or Buyer shall cause the Company to, allow such Retained Employees to participate in each plan providing welfare benefits (including medical, life insurance, long term disability insurance and long term care insurance to the extent provided by Buyer) to the extent coverage under such plan replaces coverage under a corresponding Employee Benefit Plan in which such Retained Employee participated immediately before the effective date of such replacement plan; and (iii) shall, or Buyer shall cause the Company to, to the extent a Retained Employee is eligible to participate in a plan providing welfare benefits in accordance with clause (ii) of this section, take commercially reasonable efforts to (x) cause each such Retained Employee to be eligible to participate immediately, without any waiting time, (y) waive preexisting condition limitations evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Employee Benefit Plans immediately prior to the Closing Date, and (z) cause any eligible expenses incurred by the Retained Employee during the portion of the plan year of the corresponding Employee Benefit Plans ending on the date of such Retained Employee’s commencement of participation in Buyer’s similar replacement plans to be taken into account for purposes of determining deductibles, co-pays and maximum out-of-pocket requirements under any similar replacement plans for the applicable plan year.

(d) The Company shall honor and continue to credit, or Buyer shall cause the Company to honor and continue to credit each Retained Employee with all accrued but unused paid time off as of the Closing Date (including any earned vacation or personal holiday pay), in accordance with the terms of the applicable Employee Benefit Plan or, if longer, applicable Law , except to the extent such accrued but unused vacation time exceeds eighty (80) hours with respect to any Retained Employee (“Retained Employee PTO”), and shall assume all liability for the payment of such amounts; provided that the maximum amount of all such Retained Employee PTO shall not exceed the amount accrued to reflect the aggregate Retained Employee PTO of all Retained Employees in the Financial Statements.

(e) Effective as of immediately prior to the Closing Date, the Company shall cease participation in each of the Employee Benefit Plans.As of the Closing, equity-based compensation awards held by Retained Employees pursuant to the Kashiv 2019 Class E Member, LLC Unit Plan and the Kashiv 2019 Class F Member, LLC Unit Plan shall be vested and shall remain outstanding in accordance with their terms, provided that Seller and its Affiliates shall retain all Liability associated therewith and Buyer and its Affiliates (including, after the Closing, the Company), shall have no Liability with respect thereto.

(f) The provisions of this Section 5.12 are solely for the benefit of the Parties, and no current or former Company employee or other Service Provider, or individual associated therewith, shall be regarded for any purpose as a third party beneficiary of this Section 5.12. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Employee Benefit Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Buyer or any of their respective Affiliates; (ii) alter or limit the ability of Buyer, the Company or any of their respective Subsidiaries to amend, modify or terminate any Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former Company employee any right to employment or continued employment or continued service with Buyer, the Company or any of their respective Subsidiaries, or constitute or create an employment or similar agreement with any Person.

5.13 RW Policy. At Buyer’s sole cost, prior to the Closing Date, Buyer shall obtain a representation and warranty policy (the “RW Policy”) in connection with the transactions contemplated by this Agreement, which policy shall be on customary terms and conditions (and Buyer shall use reasonable best efforts to cause such customary terms and conditions to include (i) the insurer thereunder expressly waiving, and agreeing not to pursue, directly or indirectly, any subrogation rights against Seller with respect to any claim made by any insured thereunder other than in the case of Fraud, with the insurer expressly agreeing that Seller is an express beneficiary of the provisions of the RW Policy referred to in this clause (i) and shall be entitled to enforce such provisions, and (ii) the insurer thereunder expressly agreeing that Buyer and its Affiliates shall have no obligation to pursue any claim against Seller in connection with any Losses). Seller shall have a right to review and comment on the RW Policy, which comments shall be reasonably incorporated into such RW Policy. Seller shall use commercially reasonable efforts to cooperate with Buyer with respect to any claim submitted by Buyer against the RW Policy. Following the date on which such RW Policy is bound, Buyer shall not, and shall cause its Affiliates not to, amend, modify or otherwise change, terminate or waive any provisions in the RW Policy without Seller’s prior written consent in any manner that (a) would diminish the coverage available under the RW Policy or (b) would be reasonably likely to increase or expand the ability or rights of the insurer thereunder to bring a claim against, or otherwise seek recourse from, Seller.

5.14 Change of Name.

(a) Seller hereby grants to Buyer and its Affiliates, including the Company, a limited right and license for sixty (60) days after the Closing Date (the “Transitional Trademark Period”) to continue the then-existing use by the Company of any names and trademarks owned by Seller, limited to the manner and extent of such then-existing use, including the “Kashiv” name and the other marks set forth on Schedule 5.14, (the “Seller Marks”). Notwithstanding anything to the contrary herein, Buyer and its Affiliates, including the Company, shall not be required to remove any Seller Marks from (A) any of their inventories of finished goods and products or goods and process whose manufacturing is in process as of the Closing Date, (B) any physical copies of schematics, plans, manuals, drawings, datasheets, and similar documentation in existence as of the Closing Date to the extent that such copies are used only in the ordinary conduct of the internal operations of the Business, or (C) any machinery or tooling, including hand tools, of the Business in existence as of the Closing Date. The Company shall have the right to sell its inventories of products existing as of the Closing Date and products whose manufacturing is in process as of the Closing Date, in each case using existing packaging, labeling, containers, supplies, technical data sheets and any similar materials bearing the Seller Marks until the earlier of (I) the conclusion of the Transitional Trademark Period, (II) the depletion of such existing inventory and any products whose manufacturing is in process as of the Closing Date, and (III) that date that is 180 days after the Closing Date. All use of the Seller Marks under this Section 5.14(a) shall be at no less than the levels of quality and standards adhered to by Company as of the Closing Date, and all good will from such use shall inure to Seller. Buyer and its Affiliates, including the Company, shall not join the Seller Marks to any marks owned or controlled by them to create any new mark or combination mark. Upon the conclusion of the Transitional Trademark Period, Buyer shall discontinue any business operations under any Seller Marks. Upon the conclusion of the Transitional Trademark Period, Buyer agrees that it shall cause its Affiliates to refrain from conducting any business (except as otherwise provided for by this Agreement) after the Closing Date under the Seller Marks.

(b) As soon as reasonably practicable after the Closing Date, Buyer shall cause the Company to amend, restate or reissue, as applicable, or cause to be amended, restated or reissued, as applicable, its Organizational Documents and Permits, and make any filings and do all such other things necessary, to change its legal name therein to a name that does not contain and is not confusingly similar to, and is not a variation, derivation, modification or acronym of, (x) the Seller Marks and (z) any derivations of any of the foregoing, including any Internet domain name or social media account using the foregoing and as reasonably practicable after the Closing Date, Buyer shall provide Seller with any additional information, documents and materials that Seller may reasonably request to evidence the filings described in this Section 5.14.

5.15 No Challenge. As of and following the Closing Date, neither Seller nor any of its Affiliates shall (A) attempt to register any Trademark included in the Company Intellectual Property (for the avoidance of doubt, other than the Seller Marks) or any Trademark confusingly similar thereto, in each case, in any jurisdiction worldwide or (B) challenge or interfere with Buyer’s or any of its Affiliates’ (including the Company’s) rights in, or efforts to enforce, the Company Intellectual Property.

5.16 Financial Statements.

(a) Seller shall cause the Company to early adopt and apply the standards related to Accounting Standards Codification ASC—606, Revenue from Contracts with Customers as of January 1, 2020 and Seller shall use commercially reasonable efforts to take such other actions as reasonably requested by Buyer in the preparation of the Audited Financial Statements and Unaudited Financial Statements. Seller shall use commercially reasonable efforts to take such actions as reasonably requested by Buyer to prepare such schedules and other documentation necessary for Buyer to adopt Accounting Standards Codification 842, Leases, for the Business effective on the Closing Date.

(b) Seller shall use commercially reasonable efforts to deliver to Buyer as promptly as reasonably practicable following December 31, 2020 and no later than the Closing, the Audited Financial Statements, which shall be prepared in accordance with Regulation S-X to comply with the requirements of Rule 3-05 thereunder and shall be accompanied by an unqualified opinion of the auditor. Seller agrees to provide Buyer with (i) an opportunity to review and comment on drafts of the Audited Financial Statements, the form and substance of which shall be reasonably acceptable to Buyer, subject to Section 5.16(a), and (ii) reasonable access in accordance with and subject to the provisions of Section 5.8 to the documents, schedules and work papers of Seller that are reasonably necessary for purposes of such review.

(c) Seller shall use commercially reasonable efforts to deliver to Buyer, as promptly as reasonably practicable following December 31, 2020 and each three month period thereafter until the Closing, the Unaudited Financial Statements for the immediately preceding quarter then ended, in each case, in such form as reasonably requested by Buyer, subject to Section 5.16(a).

5.17 Permits. Seller shall reasonably cooperate, before and after the Closing, with Buyer, at no cost to Seller, in connection with (a) the transfer as of the Closing (or as soon as practicable thereafter) of any Permits to Buyer that are transferable, and (b) Buyer obtaining any replacements for such Permits that are not transferrable.

5.18 Books and Records. Seller shall cause all books and records of the Company and the Business (including personnel records, books of account, files, invoices, correspondence and other documents) to be held at the principal office of the Company as of the Closing.

5.19 Lease Obligations. In connection with the Leased Real Property, the landlord required that the security deposit thereunder be in the form of a letter of credit. East West Bank required a cash deposit in an account in Seller’s name for the amount of such letter of credit as security to be used to satisfy any payment obligation of the issuing bank under the letter of credit. The amount of such letter of credit and cash security has decreased over time but the obligation remains outstanding and the cash deposited remains with the issuing bank. Buyer hereby covenants and agrees that, no later than on the one-year anniversary of the date hereof, Buyer shall pay or cause to be paid the amount of the letter of credit on such date to Seller, by wire transfer of immediately available funds to an account designated by Seller. Buyer and Seller shall cooperate during such one-year period to replace such letter of credit so it (and the account in which the cash security pertaining thereto is held) is in the name of Buyer or one of its Affiliates (including the Company) and Seller shall assign such funds on deposit with the issuing bank to Buyer in connection with such replacement. If Buyer’s default on the lease results in a draw down by the landlord of the letter of credit issued on behalf of Seller, Buyer shall within five (5) days pay or cause to be paid the amount of such drawdown by wire transfer of immediately available funds to an account designated by Seller.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Seller:

(a) Representations and Warranties; Covenants. (i) (A) The representations and warranties of Buyer set forth in Article II that are qualified by materiality or material adverse effect and the Fundamental Representations of Buyer shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date) and (B) the representations and warranties of Buyer set forth in Article II that are not qualified by materiality or material adverse effect (other than the Fundamental Representations of Buyer) shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct in all material respects as of such date); (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Buyer at or prior to the Closing Date shall have been performed or complied with in all material respects; and (iii) Seller shall have received an officer’s certificate of Buyer, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 6.1(a).

(b) No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered into any Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining, prohibiting or enjoining the consummation of the transactions contemplated by this Agreement.

(c) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(d) Payments. Buyer shall have made the payments set forth in Section 1.3(a) through 1.3(c).

(e) LLC Agreement. Seller shall have received a duly executed counterpart of Buyer to the Company LLC Agreement, as amended and restated in the form attached hereto as Exhibit II.

(f) RW Policy. Buyer shall have obtained the RW Policy and shall have paid or caused to be paid all costs and expenses related to the RW Policy, such policy shall be effective on a date prior to the Closing Date, and such policy shall be reasonably acceptable to Seller.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Buyer:

(a) Representations and Warranties; Covenants. (i) (A) The representations and warranties by Seller set forth in Article III and Article IV that are qualified by materiality or Material Adverse Effect and the Fundamental Representations of Seller shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date) and (B) the representations and warranties of Seller set forth in Article III and Article IV that are not qualified by materiality or Material Adverse Effect (other than the Fundamental Representations of Buyer) shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct in all material respects as of such date); (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Seller at or prior to the Closing shall have been performed or complied with in all material respects; and (iii) Buyer shall have received an officer’s certificate of Seller, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 6.2(a).

(b) No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining, prohibiting or enjoining the consummation of the transactions contemplated by this Agreement.

(c) Consents. All Consents set forth on Schedule 5.3(d) shall have been obtained, made or filed without any conditions or restrictions imposed unless such conditions or restrictions are reasonably acceptable to Buyer.

(d) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(e) Company Organizational Documents. Seller shall have delivered to Buyer a certificate dated as of the Closing Date, duly executed by a manager of the Company, certifying as to the Company LLC Agreement, together with a copy of the Company Certificate of Formation, certified by the Secretary of State of Delaware, as of a date not earlier than five (5) days prior to the Closing Date.

(f) Forms W-9. Seller shall have delivered to Buyer a properly completed and executed copy of IRS Form W-9 from each of Seller and the Company.

(g) Resignations. Seller shall have delivered to Buyer written resignations of the Company’s officers and managers specified by Buyer on Schedule 6.2(g), effective as of the Closing, in a form reasonably acceptable to Buyer.

(h) Transfer Powers. Seller shall have delivered to Buyer a membership interest transfer power representing the Acquired Membership Interests, executed in blank, in proper form for transfer, with all required unit transfer tax stamps affixed thereto.

(i) Invoices. Seller shall have delivered to Buyer invoices for the Transaction Expenses, in form and substance reasonably satisfactory to Buyer, delivered substantially contemporaneously with the delivery of the Estimated Closing Statement and Flow of Funds Memorandum.

(j) Payoff Letters. Seller shall have provided the Payoff Letters in form and substance reasonably satisfactory to Buyer, and evidence reasonably acceptable to Buyer of termination or release in full of any Encumbrances or other security agreements or interests on all property or assets of the Company.

(k) TSA. Buyer shall have received a duly executed counterpart of Buyer to the Transition Services Agreement substantially in the form attached hereto as Exhibit III.

(l) Employment Agreements. The Key Employees shall have entered into an employment agreement with the Company or Buyer that will be effective as of the Closing (“Key Employment Agreements”) and the Key Employment Agreements shall remain in full force and effect, and none of the Key Employees shall be unable to commence employment under his or her Employment Agreement upon the Closing, other than for death or disability. None of the Key Employees shall have notified the Company or Seller that he or she is terminating or intends to terminate his or her employment or will have stated to the Company or the Seller an intent to revoke, rescind or repudiate the Key Employment Agreements.

(m) LLC Agreement. Buyer shall have received a duly executed counterpart of each Class B Member to the Company LLC Agreement, as amended and restated in the form attached hereto as Exhibit II.

(n) Terminated Agreements. The Contracts set forth on Schedule 6.2(n) shall have been terminated or shall be terminated effective as of the Closing.

(o) Financial Statements. Seller shall have provided to Buyer (i) the Audited Financial Statements, (ii) the Unaudited Financial Statements and (iii) an estimated income statement of the Company as of the Effective Time.

(p) Pre-Binding Period. Buyer not having become aware of an issue during the period from and after the date hereof until the earlier of (i) fourteen (14) days following the date hereof and (ii) the date on which the RW Policy is signed and bound, for which Buyer would be entitled to claim indemnification pursuant to Section 8.2(a)(i) and the Losses from which would be reasonably likely to equal or exceed $5,000,000.

6.3 Other Closing Documents. The Parties also will execute such other documents and perform such other acts, before and after the Closing, as may be reasonably necessary for the implementation and consummation of this Agreement and the transactions contemplated hereby.

ARTICLE VII

TAX MATTERS

7.1 Straddle Period. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of such Straddle Period ending on the Closing Date (including for purposes of determining Tax liabilities reflected in the calculation of Working Capital with respect to any Straddle Period and Excluded Taxes), shall (i) in the case of real and personal property Taxes and franchise Taxes not based on gross or net income, be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of other Taxes, be determined as if the Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of 12:01 a.m. (Eastern time) on the Closing Date using a “closing of the books methodology” based on the actual operations of the Company; provided, that any employer payroll Taxes arising with respect to a Pre-Closing Tax Period or Straddle Period that have been deferred pursuant to the CARES Act or any other corresponding or similar provision of other Law with respect to Taxes shall be allocated to the Pre-Closing Tax Period or the portion of such Straddle Period ending on the Closing Date, as applicable. Notwithstanding the foregoing, no Taxes attributable to any actions taken by Buyer or any actions taken outside the ordinary course of business by the Company on the Closing Date following the Closing shall be taken into account for purposes of determining Tax liabilities reflected in the calculation of Working Capital.

7.2 Tax Contests. After the Closing Date, except as set forth in this Section 7.2, Buyer (on behalf of the Company) shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company (each a “Tax Contest”). Notwithstanding the foregoing, in the case of a Tax Contest involving any non-Income Tax liability that relates to any Pre-Closing Tax Period or Straddle Period, Seller shall have the right to control the conduct of such Tax Contest; provided, however, that (a) in the case of any such Tax Contest controlled by Seller, (i) Buyer shall have the right to participate in such Tax Contest at its own expense and (ii) Seller shall not allow the Company to settle or otherwise resolve such Tax Contest without the prior written permission of Buyer, which consent shall not be unreasonably withheld, delayed, or conditioned, and (b) in the case of any Tax Contest that is not controlled by Seller pursuant to this Section 7.2, (i) Seller shall have the right to participate in such Tax Contest at its own expense and (ii) Buyer shall not allow the Company to settle or otherwise resolve such Tax Contest without the prior written permission of Seller, which consent shall not be unreasonably withheld, delayed, or conditioned, in each case only to the extent such Tax Contest could result in Seller being liable pursuant to this Agreement. In the case of a Tax Contest involving the Forms 1065, Seller shall take, and cause its Affiliates to take, such actions as are needed to cause the Company to (x) cause Buyer to be designated as the “partnership representative” (as defined in Section 6223(a) of the Code) of the Company (including by executing IRS Form 8979 or such successor or similar form or authorization prescribed for such purpose (and any corresponding or similar form required to approve such similar designations under applicable state or local Law) and (y) make a timely “push out” election under Section 6226(a) of the Code (and any corresponding or similar provision of state or local Tax Law) for such taxable year. The provisions of this Section 7.2, rather than those in Section 8.3(a), shall apply in the case of any Tax Contest.

7.3 Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, all sales, use, value added, real property transfer, controlling interest transfer, transfer and other similar Taxes in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne 50% by Buyer and 50% by Seller. Buyer and Seller shall cooperate with one another in the preparation and filing of all necessary documentation and Tax Returns with respect to all Transfer Taxes (including any exemption certificates and forms as each may request to establish an exemption from (or otherwise reduce) such Transfer Taxes). For the avoidance of doubt, Transfer Taxes shall not include any Taxes imposed on the transactions contemplated by the formation of the Company or the Contribution, and all such Taxes shall be allocated to and borne by Seller.

7.4 Tax Returns.

(a) The Company shall prepare its U.S. federal and applicable state and local income Tax Returns for the tax year ending December 31, 2020, and the tax year ending December 31, 2021 (collectively, the “Forms 1065”) consistent with the Closing Statement (as finally determined pursuant to Section 1.5(c)), the final Allocation Statement and in accordance with applicable Law. Notwithstanding anything in the LLC Agreement to the contrary, not later than thirty (30) days prior to the due date (taking into account any applicable extensions) for filing the Forms 1065 and prior to filing such Tax Return, the Company shall deliver a draft of such Tax Return, together with all supporting documentation and workpapers, to Seller for its review and reasonable comment. Notwithstanding anything in this Agreement or the LLC Agreement to the contrary, the Company shall not file the Forms 1065 without the prior written consent of Buyer and Seller, which consent, in each case, shall not be unreasonably withheld, conditioned or delayed. The Parties further acknowledge and agree that the Company shall (a) make, and not revoke, a timely election under Section 754 of the Code for the taxable year that includes the Closing Date, and (b) allocate all items of income, gain, loss, deduction and credit allocable to the Acquired Membership Interests between Seller and Buyer based on the “interim closing method” under Section 706 of the Code and the Treasury Regulations thereunder, applying the calendar day convention in accordance with Treasury Regulations Section 1.706-4(c)(1)(i) to the extent permitted by applicable Law.

(b) The Company shall prepare all other Tax Returns (except the Forms 1065) required to be filed by the Company after the Closing Date with respect to any Pre-Closing Tax Period or Straddle Period in accordance with applicable Law, and, to the extent not inconsistent with applicable Law, in accordance with past procedures and practices of the Company and the Business. Reasonably in advance of the due date for filing any such Tax Return, the Company shall deliver a draft of such Tax Return, together with all supporting documentation and workpapers, to Seller for its review and comment. No later than five Business Days prior to the due date (after giving effect to valid extensions) for the payment of any Taxes imposed on the Company, Seller shall pay the Company an amount equal to 98% of the portion of any Excluded Taxes shown as due on any such Tax Return of the Company in respect of Tax Returns for a Pre-Closing Tax Period and in respect of the portion of such Straddle Period ending on the Closing Date in accordance with Section 7.1.

(c) Without the written consent of Seller or its representatives (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not (and shall cause its Affiliates not to): (i) file any Tax Return for the Company or the Business for a Pre-Closing Tax Period, (ii) amend or modify any Tax Return filed by the Company or the Business prior to the Closing Date, (iii) make, change or rescind any Tax election (other than the elections required to be made pursuant to Section 7.4(a) that would have retroactive effect to a Pre-Closing Tax Period of the Company or the Business (or any notification, disclosure or election relating thereto), (iv) enter into voluntary discussions with any Tax authority with respect to Taxes of the Company or the Business for a Pre-Closing Tax Period, (v) enter into any closing agreement, (vi) file any private letter ruling, (vii) waive any right to claim a refund of Taxes, or (viii) take any other similar action, or omit to take any action, relating to the filing of any Tax Return or the payment of any Tax, in each case if such action could increase the amount of any liability (or decrease the amount of any asset or contra-liability) included in the determination of Working Capital, or reduce the amount of Tax refunds to which Seller is entitled pursuant to Section 7.5.Buyer shall not cause the Company to take any action on the Closing Date after the Closing that is outside of the ordinary course of business consistent with past practice.

7.5 Pre-Closing Tax Refunds. All refunds of Taxes of the Company or relating to the Business for all Pre-Closing Tax Periods and the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 7.1) (regardless of whether such refunds are paid prior to, as of or after the Closing Date), including in the form of a direct credit or estimated Tax payments shall be for the account of Seller, and Buyer shall, and cause the Company to, pay over to Seller any such refund (including any interest received with respect thereto) within ten (10) days after receipt thereof, net of any reasonable costs or expenses incurred by the Company or Buyer in procuring such refund. For the avoidance of doubt, any refund of Taxes of the Company with respect to a Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date shall be claimed in cash rather than as a credit against future Tax liabilities; provided, however, that if a refund is available in the form of a direct credit or reduction of Taxes otherwise due, Buyer shall pay Seller such amount within five (5) Business Days after the date the Tax Return claiming such refund or reduction is filed, net of any reasonable costs or expenses incurred by the Company or Buyer in procuring such refund. Buyer shall, at Seller’s sole cost and expense, reasonably cooperate with Seller in obtaining such refunds, including through the filing of amended Tax Returns or refund claims at the direction of Seller.

7.6 Cooperation. Buyer and Seller shall cooperate (and cause their Affiliates to cooperate) with each other and with each other’s agents in connection with Tax matters. Such cooperation shall include each Party, upon reasonable request by the other Party, making available to the other Party Tax-related information and documents in its possession relating to the Company or the Business. To the extent Seller will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Company to the extent such records and information pertain to events occurring prior to the Closing Date, Buyer shall, and shall cause its Affiliates to, (i) use commercially reasonable efforts to properly retain and maintain such records for a period of seven (7) years following the Closing Date, and (ii) allow Seller and its agents and representatives, at the times and dates mutually acceptable to the Parties, to inspect, review and make copies of such records as Seller reasonably deems necessary or appropriate from time to time, such activities to be conducted during normal business hours.

7.7 Allocation Statement. Reasonably promptly after the Closing (but in no event later than thirty (30) days after the Determination Date), Buyer shall deliver to Seller a statement containing the allocation of the Purchase Price among the assets of the Company for purposes of (i) determining the portion of the gain or loss recognized upon the sale of the Acquired Membership Interests that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code) and (ii) allocating the tax basis adjustments under Section 755 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Statement”). Seller will be entitled to review, comment upon and approve such Allocation Statement. To the extent there is any disagreement with respect to the Allocation Statement, Seller and Buyer shall negotiate in good faith to resolve such disagreement. If the Purchase Price is adjusted in any manner as provided in this Agreement, the allocation of the Purchase Price shall be adjusted in the manner provided in this Section 7.7. Neither Buyer nor Seller shall take any position in any audits, Tax Returns or otherwise that is inconsistent with the Allocation Statement, as finalized in accordance with this Section 7.7, unless otherwise required as a result of a “determination” within the meaning of Section 1313 of the Code.

7.8 Tax Treatment. The Parties agree that, for U.S. federal and applicable state and local income tax purposes, (a) the Deferred Consideration and each Contingent Payment, if any, paid to Seller pursuant to this Agreement shall be treated as additional deferred or contingent consideration paid by Buyer for the Acquired Membership Interests, except to the extent required to be treated as interest imputed under Section 483, 1275 or other provision of the Code and any similar provision of state and local Law with respect to Taxes, and (b) Buyer shall determine the extent of any such imputed interest in its reasonable discretion and provide Buyer’s calculation thereof to Seller (together with any supporting workpapers) reasonably promptly following the end of each calendar year following the year in which the Closing occurs. The Parties agree not to take any position inconsistent with the foregoing treatment, unless otherwise required by applicable Law.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival. All representations and warranties made by the Parties in this Agreement or in the Ancillary Documents shall survive the Closing until the twelve (12) month anniversary of the Closing; provided that the Fundamental Representations shall survive until the fifth (5th) anniversary of the Closing Date and the Tax Representations shall survive until sixty (60) days after the expiration of the applicable statute of limitations. All covenants and agreements shall survive the Closing in accordance with their terms, subject to the longer of (a) sixty (60) days after the expiration of the applicable statute of limitations related to the subject matter thereof and (b) sixty (60) days after the expiration of the statute of limitations applicable to breach of contract. Seller’s indemnification obligations under Section 8.2(a)(v) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations related to the subject matter thereof. If, prior to the expiration of the applicable survival period, a Claim Notice is delivered alleging Losses and a claim for recovery in accordance with Section 8.3(a) in reasonable detail based on facts or circumstances existing at the time of delivery of any such Claim Notice, then the claim asserted in such Claim Notice shall survive until such claim is fully and finally resolved. Nothing in this Article VIII nor anything else in this Agreement shall limit the rights of Buyer to pursue recoveries under the RW Policy.

8.2 Indemnification Obligations.

(a) From and after the Closing, subject to the limitations set forth in Section 8.4, Seller shall indemnify, defend and hold harmless Buyer and its Subsidiaries and Affiliates (including, following the Closing, the Company) and its and their respective officers, directors, equityholders, members, managers, employees and agents (collectively, the “Buyer Indemnified Parties”), from and against all Taxes, Encumbrances, losses, dues, amounts paid in settlement, Liability, fees, costs (including costs of investigation, defense and enforcement of this Agreement), claims, damages, diminution in value, liabilities, expenses, fines and penalties (in each case, including reasonable attorneys’ and accountant’s fees, costs of suit and costs of appeal) (collectively, “Losses”) actually incurred by any Buyer Indemnified Party, directly or indirectly, arising out of or relating to any of the following:

(i) the inaccuracy in, or breach of, any representation or warranty by Seller contained in this Agreement (provided that if any such representation or warranty is qualified in any respect by materiality or Material Adverse Effect, such materiality or Material Adverse Effect qualification will in all respects be ignored for purposes of this Article VIII, both for purposes of determining whether a representation or warranty is inaccurate or breached and for purposes of determining the amount of a Loss);

(ii) the breach or violation of Seller’s covenants or agreements contained in this Agreement;

(iii) the Transaction Expenses (to the extent not paid pursuant to Sections 1.3 and 1.5);

(iv) any Indebtedness of the Company as of the Closing Date (to the extent not paid pursuant to Sections 1.3 and 1.5); and

(v) Excluded Taxes.

(b) From and after the Closing, subject to the limitations set forth in Section 8.4, Buyer shall indemnify, defend and hold harmless Seller and its respective Affiliates, and their respective officers, directors, managers, equityholders, employees and agents (collectively, the “Seller Indemnified Parties”), from and against all Losses actually incurred or suffered by any Seller Indemnified Party, directly or indirectly, arising out of or relating to any of the following:

(i) the inaccuracy in, or breach of, any representation or warranty by Buyer contained in this Agreement (provided that if any such representation or warranty is qualified in any respect by materiality or Material Adverse Effect, such materiality or Material Adverse Effect qualification will in all respects be ignored for purposes of this Article VIII, both for purposes of determining whether a representation or warranty is inaccurate or breached and for purposes of determining the amount of a Loss); or

(ii) the breach or violation by Buyer of any of its covenants or agreements contained in this Agreement.

8.3 Procedures.

(a) In the event that any claim or demand for which an indemnifying party (“Indemnitor”) would be liable to an indemnified party (“Indemnitee”) hereunder is asserted against or sought to be collected from an Indemnitee (whether directly by such Indemnitee or by a third party), the Indemnitee shall promptly notify Indemnitor of such claim or demand, specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”); provided that no defect in the prompt delivery of or the information contained in such Claim Notice will relieve such Indemnitor from any obligation under this Article VIII, except to the extent such failure actually and materially prejudices such Indemnitor. The Indemnitor shall then have fifteen (15) Business Days from the delivery of the Claim Notice (the “Notice Period”) to notify the Indemnitee (x) whether or not it disputes its liability to the Indemnitee hereunder with respect to such claim or demand and (y) whether or not it desires, at its sole cost and expense, to defend the Indemnitee against such claim or demand. If the Indemnitor assumes the defense of such claim or demand, it shall be deemed to have acknowledged that any amounts that become due with respect to such claim or demand, if successful, are indemnifiable Losses subject to the terms and conditions of this Agreement.

(i) If the Indemnitor disputes its liability with respect to such claim or demand or the amount thereof, to the extent permissible under the terms of the RW Policy, such claim or demand shall not be settled without the prior written consent of the Indemnitor (not to be unreasonably withheld, conditioned or delayed).

(ii) In the event that the Indemnitor notifies the Indemnitee within the Notice Period that it desires to defend the Indemnitee against such claim or demand, then, except as hereinafter provided, the Indemnitor shall have the right to defend the Indemnitee by appropriate proceedings; provided, however, the Indemnitor shall not, without the prior written consent of the Indemnitee (which consent will not be unreasonably withheld, delayed or conditioned) and the insurer to the extent required pursuant to the terms of the RW Policy, consent to the entry of any judgment against the Indemnitee or enter into any settlement or compromise unless (A) as an unconditional term thereof, the claimant or plaintiff to the Indemnitee grants a full release of Indemnitee and its Affiliates, in form and substance satisfactory to the Indemnitee, from all liability in respect of such claim or demand; (B) there is no finding or admission of any violation of applicable Law; and (C) the sole relief provided is monetary damages that have been in full deposited by Indemnitor into a special account notified to the Indemnitee. If any Indemnitee desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.

(iii) The Indemnitor shall not be entitled to assume control of the defense of a Claim if: (A) in the reasonable opinion of the Indemnitee, any such claim or demand or the litigation or resolution of any such claim or demand involves equitable or injunctive relief, or would impose criminal liability or criminal damages, (B) based upon the advice of counsel to the Indemnitee, a non-waivable conflict of interest exists between the Indemnitor and the Indemnitee, (C) Indemnitee or the insurer is required to assume the defense of such Claim pursuant to the RW Policy; (D) such Claim (including any third-party Claim) is to be satisfied primarily through a claim made by Buyer under the RW Policy; (E) such Claim is brought by a Governmental Authority; or (F) the Indemnitor has failed or is failing to prosecute and defend vigorously such Claim; provided, however, that the Indemnitee shall not settle any such claim or demand without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. If the Indemnitee should elect to exercise such right to assume control of the defense or settlement of a Claim, the Indemnitor shall have the right to participate in, but not control, the defense or settlement of such claim or demand, at its sole cost and expense.

(iv) If the Indemnitor elects not to defend the Indemnitee against such claim or demand, whether by not giving the Indemnitee timely notice as provided above or otherwise, then the amount of any such claim or demand, or if the same be defended by the Indemnitor or by the Indemnitee (but no Indemnitee shall have any obligation to defend any such claim or demand) then that portion thereof as to which such defense is unsuccessful, in each case shall be conclusively deemed to be a liability of the Indemnitor hereunder, unless the Indemnitor shall have disputed its liability to the Indemnitee hereunder, as provided in clause (i) above.

(v) For all purposes of this Article VIII, the Indemnitor and Indemnitee shall reasonably cooperate with, and make available to, the other party and its representatives, upon reasonable prior notice, information, records and data, and shall permit reasonable access during normal business hours to its facilities and personnel, in each case, as may be reasonably required in connection with the resolution of such disputes; provided that such access does not interfere with the conduct of the business of such party and its Affiliates and materials may be redacted as necessary to address reasonable attorney client or other privilege or bona fide confidentiality concerns. In connection therewith, each Party agrees that (A) it will use its reasonable efforts, in respect of any Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with applicable Law and applicable rules of procedure), and (B) all communications between a Party hereto and counsel responsible for or participating in the defense of any Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(b) Any payment made to or on behalf of a party pursuant to Article VIII shall be treated by Buyer and Seller for U.S. federal and applicable state and local income Tax purposes as an adjustment to the Purchase Price, and the Parties agree not to take any position inconsistent therewith, unless otherwise required by applicable Law.

(c) Subject to the limitations set forth in Section 8.4, to the extent indemnifiable Losses of any Buyer Indemnified Party are to be paid by Seller, the Buyer Indemnified Parties shall be entitled to recover: (i) for Claims pursuant to Section 8.2(a)(i) (other than with respect to Fraud or a breach of Fundamental Representations or Tax Representations), (A) first, by application of the Deductible, (B) second, through payment from Seller for cash, subject to the Cap, and (C) third, to the extent that the Buyer Indemnified Parties have not recovered all such Losses pursuant to the foregoing subclauses (A) and (B) of this clause (i), solely from the RW Policy; (ii) for Claims pursuant to Section 8.2(a)(i) for breach of a Fundamental Representation or a Tax Representation or pursuant to Section 8.2(a)(v) with respect to the Excluded Taxes, (A) first, through payment from Seller for cash, subject to the Cap, (B) second, to the extent that the Buyer Indemnified Parties have not recovered all such Losses pursuant to the foregoing subclause (A) of this clause (ii), from the RW Policy until the limit of liability thereunder has been exhausted and (C) third, to the extent that the Buyer Indemnified Parties have not recovered all such Losses pursuant to the foregoing subclauses (A) and (B) of this clause (ii), from Seller for cash; and (iii) for Claims other than as set forth in the preceding clauses (i) and (ii), through payment from Seller for cash. To the extent indemnifiable Losses of any Seller Indemnified Party are to be paid by Buyer, Seller may recover such Losses by proceeding directly against Buyer for cash, subject to the limitations set forth in Section 8.4. For the avoidance of doubt, this Section 8.3(c) shall not affect Buyer’s rights to seek recovery for Losses from a source other than Seller.

8.4 Limitations on Indemnification.

(a) Deductible. Notwithstanding any other provision in this Agreement to the contrary, but subject to this Section 8.4, Seller shall not be required to indemnify the Buyer Indemnified Parties, and Buyer shall not be required to indemnify the Seller Indemnified Parties, until the aggregate of all Losses for which indemnity is required to be made hereunder by Seller or Buyer, as applicable, exceeds $450,000 (the “Deductible”), at which point Seller or Buyer, as applicable, shall indemnify the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, for all Losses in excess of the amount of the Deductible; provided, that, (x) Seller shall indemnify the Buyer Indemnified Parties for all Losses subject to indemnification pursuant to Section 8.2(a)(ii) through (v), in each case, without regard to the Deductible, and (y) the Deductible shall not apply to indemnification in connection with a breach of any of the Fundamental Representations or Tax Representations, Excluded Taxes or Claims relating to Fraud.

(b) Cap. Notwithstanding any other provision in this Agreement to the contrary, but subject to this Section 8.4, the maximum aggregate liability that Seller shall have to the Buyer Indemnified Parties, pursuant to Section 8.2(a)(i), shall not exceed $450,000 (the “Cap”); provided that the Cap shall not apply to (x) a breach of any of the Fundamental Representations or the Tax Representations, or (y) Claims relating to Fraud. Further, the aggregate liability of each of Seller and Buyer for indemnification claims pursuant to this Article VIII shall not exceed the Upfront Consideration, other than with respect to Fraud. For the avoidance of doubt, the Cap shall not apply to claims pursuant to Section 8.2(a)(ii) through (v).

(c) Insurance. The amount of the Losses which any Party seeking indemnification under this Article VIII shall have suffered or incurred shall be determined net of the amount of any insurance proceeds (excluding amounts recovered under the RW Policy) actually received by such Indemnitee (net of any co-pays, deductibles, retro-premium adjustments, increase in premiums or costs relating to such insurance proceeds). If any (i) amounts are recovered under insurance policies (other than the RW Policy) or (ii) amounts are actually recovered from third parties (collectively, the “Third Party Recovery Amount”) with respect to any claim for which an Indemnified Party has recovered under this Article VIII, then the Indemnitee shall promptly pay to the Indemnitor by wire transfer of immediately available funds, an amount equal to the Third Party Recovery Amount, but only up to the amount previously paid by or on behalf of the Indemnitor under this Article VIII with respect thereto.

(d) Exclusive Remedy. From and after the Closing, the remedies expressly provided in this Article VIII (other than for claims arising from Fraud) shall constitute the sole and exclusive remedy of the Indemnitees contained in this Agreement, except as provided in Sections 1.4 (Contingent Consideration), 1.5 (Purchase Price Adjustment) 5.10 (Development of the Products; Access to Information) and 9.7 (Specific Performance). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall affect the ability of Buyer to make any claim under the RW Policy.

(e) Limitation on Damages. Except as otherwise specifically set forth as a remedy in this Agreement, in no event shall any Party be liable to any other Party for any special, indirect, consequential, exemplary and punitive damages, and any damages associated with any lost profits or lost opportunities, including loss of future revenue, income or profits or loss of business reputation (except such categories of damages as are actually awarded to a third party in an action brought against the Indemnitee); provided that the foregoing shall not limit any Party’s liability for diminution of value.

(f) Mitigation. Buyer shall use commercially reasonable efforts to mitigate any Losses for which it seeks indemnification pursuant to this Article VIII, if, in Buyer’s reasonable business judgment, such Losses can be mitigated; provided that in the event Buyer is required to mitigate such Losses under applicable Law, applicable Law shall govern and control.

(g) No Duplicative Recovery. Notwithstanding anything in this Agreement to the contrary, Buyer shall not be entitled to recover under this Article VIII and Seller shall have no obligation to indemnify any Buyer Indemnified Party for any indemnifiable Losses (under this Article VIII or otherwise) if, and to the extent, that such amount was reflected in the Closing Balance Sheet or the Closing Statement and taken into account for purposes of the adjustments contemplated by Section 1.5.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices and other communications hereunder shall be in writing. Notices will be deemed given three (3) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first (1st) Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery. Notices delivered via electronic mail or facsimile will be deemed given upon transmission. Notices delivered by personal service will be deemed given when actually received by the recipient. Any Party may change the address to which notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving notice. Notices shall be made to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Buyer:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard

Bridgewater, NJ 08807

Attention: General Counsel

Telephone: (908) 947-3120

Email: legaldept@amneal.com

Copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Ave

New York, New York 10022

Attention: George A. Casey and George Karafotias

Telephone: (212) 848-4000

Email: george.casey@shearman.com, gkarafotias@shearman.com

(b) if to Seller:

Kashiv BioSciences, LLC

20 New England Ave.

Piscataway, New Jersey 08854

Attention: Legal Department

Telephone: (201) 852-1336

Email: kenneth.cappel@kashivbio.com

Copy (which shall not constitute notice) to:

Tarsadia

520 Newport Center Drive, 21st Floor

Newport Beach, California 92660

Attention: Edward G. Coss, Executive Vice President and Chief Legal Officer

Telephone: (949) 610-8022

Email: edc@tarsadia.com

and

Holland & Knight LLP

31 West 52nd Street

New York, New York 10019

Attention: Amy S. Leder, Charles A. Weiss

Telephone: (212) 513-3542, (212) 513-3551

E-Mail: amy.leder@hklaw.com, charles.weiss@hklaw.com

9.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.3 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The Parties may execute more than one copy of the Agreement, each of which shall constitute an original and each of which alone and all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signatures or other electronic signatures (including the delivery of signed documents in PDF format or by means of DocuSign or other electronic signature platforms).

9.4 Entire Agreement. This Agreement and the Ancillary Documents, when executed and delivered, and any other certificate, instrument or document delivered in connection herewith or therewith, constitute the sole and entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede any and all prior and contemporaneous understandings, agreements and representations by or among the Parties, both written and oral.

9.5 Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to create any third-party beneficiaries except as expressly set forth herein.

9.6 Governing Law; Resolution of Disputes. The Parties agree that this Agreement shall be governed by and construed in accordance with the applicable Laws of the State of Delaware without giving effect to any choice or conflicts of law provision or rule thereof that would result in the application of the applicable Laws of any other jurisdiction other than the applicable Laws of the United States of America, where applicable. The Parties hereto do hereby consent and submit to the venue and jurisdiction of the State or Federal Courts residing in Delaware as the sole and exclusive forum for such matters of disputes, and further agree that, in the event of any action or suit as to any matters of dispute among the Parties, service of process may be made upon the other Party by mailing a copy of the summons and/or complaint to the other Party at the address set forth herein.Notwithstanding anything to the contrary contained herein, the Parties may seek equitable relief, or enforce any final judgment of any such federal or state court residing in Delaware, in any other jurisdiction in any manner provided by applicable Law. The Parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH (OTHER THAN EMPLOYMENT AGREEMENTS) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE.

9.7 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the Parties hereby agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by such first party under this Agreement, and each Party hereby agrees to waive the defense in any such suit that the other Party has an adequate remedy at law, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 9.7 shall be in addition to, and not in lieu of, any other remedies that the parties may be permitted to pursue under the terms of this Agreement.

9.8 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Agreement (whether by operation of law or otherwise) nor any of its rights, interests or obligations hereunder without the prior written consent of the other Party; provided, however, that (a) Seller may assign its rights to any economic consideration (including, without limitation, any portion of the Purchase Price) without the consent of Buyer, (b) any Party may assign its rights and obligations under this Agreement in connection with a sale of all or substantially all of its assets or in connection with a merger or similar transaction in which such Party is not the surviving entity, and (c) either Party may assign its rights hereunder to any Affiliate of such Party, in each case, without the consent of the other Party. Other than in connection with any transaction contemplated by and subject to Section 5.10(e), no assignment shall relieve the assigning Party of any of its obligations hereunder.

9.9 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective Party incurring such costs and expenses, whether or not the Closing shall have occurred.

9.10 Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect the remainder of the provisions of this Agreement, which shall be given full effect, without regard to the invalid or unenforceable portions. Furthermore, if the scope of any provision contained in this Agreement is found to be too broad to permit enforcement of such provision to its full extent, then such provision shall be enforced to the maximum extent permitted by Law, and the Parties hereby consent and agree that such scope shall be judicially modified accordingly in any proceeding brought to enforce such provision.

9.11 Counsel and Advisors. Each Party has consulted such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement or the other agreements contemplated hereby to which it is a party. Each Party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement and each of the other agreements contemplated hereby to which it is a party.

9.12 Amendment; Waiver. This Agreement may not be amended, except by an instrument in writing signed on behalf of Buyer and Seller. Unless otherwise specifically agreed in writing to the contrary: (a) the failure or delay of any Party at any time to require performance by the other of any provision of this Agreement will not affect such Party’s right thereafter to enforce the same; (b) no waiver by any Party of any default by any other Party will be valid unless in writing and acknowledged by an authorized representative of the non-defaulting Party, and no such waiver will be taken or held to be a waiver by such Party of any other preceding or subsequent default; and (c) no extension of time granted by any Party for the performance of any obligation or act by any other Party will be deemed to be an extension of time for the performance of any other obligation or act hereunder.

9.13 Construction. For purposes of this Agreement, except as specified otherwise, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. References to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and an express reference to a Person in a particular capacity excludes such Person in any other capacity. Any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP. The words “including”, “include” or other derivations thereof mean “including without limitation” and/or “including but not limited to”. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. References to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. References to any Law means such Law as amended modified, codified, replaced or reenacted, in whole or in part, and in effect as of the time of such reference, including rules and regulations promulgated thereunder. The words “made available” or words of similar import with respect to any item made available by Seller shall mean delivered by such Person or posted prior to the execution of this Agreement in the online data room no later than two (2) Business Days prior to the date hereof and remaining available on such data site through the date hereof. All references to “Dollars” or “$” mean U.S. Dollars unless otherwise specified. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” mean “to but excluding” and the word “through” means “to and including.” Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day that is a Business Day. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. The words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other things extends and such phrase shall not mean simply “if”.

9.14 Legal Representation. In any proceeding by or against Buyer wherein Buyer asserts or prosecutes any claim under, or otherwise seeks to enforce, this Agreement (the “Acquisition Engagement”), Buyer agrees in connection with such proceeding (a) that neither Buyer nor counsel therefor will move to seek disqualification of Holland & Knight LLP (“Holland & Knight”), (b) to waive any right Buyer may have to assert the attorney-client privilege against Holland & Knight or Seller or any of their Affiliates with respect to any communication or information contained in Holland & Knight’s possession or files relating to the Acquisition Engagement and (c) to consent to the representation of Seller and their Affiliates by Holland & Knight, notwithstanding that Holland & Knight has or may have represented Seller or any of its Affiliates (including the Company) as counsel in connection with any matter, including any transaction (including the transactions contemplated herein), negotiation, investigation, proceeding or action, prior to the Closing. This consent and waiver extends to Holland & Knight representing Seller against Buyer or the Company in litigation, arbitration or mediation in connection with the Acquisition Engagement. In addition, all communications between Seller, its Affiliates and the Company, on the one hand, and Holland & Knight, on the other hand, related to this or any other proposed sale of the Acquired Membership Interests, the Agreement or the transactions contemplated herein shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Company) (the “Seller Pre-Closing Communications”). Accordingly, neither the Company nor Buyer shall have access to any such Seller Pre-Closing Communications or to the files of Holland & Knight relating to such engagement from and after the Closing, and all books, records and other materials of the Company in any medium (including electronic copies) containing or reflecting any of the Seller Pre-Closing Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, are hereby retained by, assigned and transferred to Seller effective as of the Closing. Such material and information shall be excluded from the transfer contemplated by this Agreement. To the extent that any such materials or information are not delivered to Seller prior to the Closing, they will be held for the benefit of Seller, and Buyer, the Company and their respective Affiliates will deliver all such materials and information to Seller promptly upon discovery thereof, without using or retaining copies thereof. Without limiting the generality of the foregoing, from and after the Closing, (i) Seller and their respective Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement and the Seller Pre-Closing Communications, and the Company shall not be a holder thereof, (ii) to the extent that files of Holland & Knight in respect of the Acquisition Engagement and with respect to the Seller Pre-Closing Communications constitute property of the client, only Seller and its Affiliates (and not the Company) shall hold such property rights and (iii) Holland & Knight shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files in respect of the Acquisition Engagement or the Seller Pre-Closing Communications to the Company by reason of any attorney-client relationship between Holland & Knight and the Company or otherwise. As to Seller Pre-Closing Communications, Buyer and its Affiliates (including, after the Closing, the Company) and Seller, together with any of their respective Affiliates, successors or assigns, agree that no such Person may use or rely on any of the Seller Pre-Closing Communications in any action or claim against or involving any of the Parties after the Closing. Buyer further agrees that, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Company), Holland & Knight’s retention by the Company shall be deemed completed and terminated without any further action by any Person effective as of the Closing. Buyer hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 9.14, including the opportunity to discuss with counsel such matters and reasonable alternatives to such terms. This Section 9.14 is for the benefit of Seller, and Holland & Knight, and Holland & Knight is an intended third party beneficiary of this Section 9.14. This Section 9.14 is irrevocable and no term of this Section 9.14 may be amended, waived or modified without the prior written consent of Seller and Holland & Knight.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) at any time prior to the Closing Date, by mutual written consent of Seller and Buyer;

(b) by either Buyer or Seller by written notice to the other party, if the Closing has not taken place on or before the one hundred twentieth (120th) day following the date hereof (the “Outside Date”), or such later date as Seller and Buyer may agree to in writing if the Closing shall not have been consummated by the Outside Date; provided that the Outside Date shall automatically extend by ninety (90) additional days if the condition set forth in Section 6.1(c) and Section 6.2(d) has not been satisfied or waived on or prior to such date, but all other conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing and that would have been satisfied or waived if the Closing were to have occurred on the Outside Date); provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose breach of any representation, warranty or covenant contained in this Agreement caused the failure of the Closing to be consummated by such time;

(c) by Seller if Buyer breaches in any material respect any of its respective representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its respective covenants or obligations contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Seller’s obligations to consummate the transactions contemplated herein set forth in Section 6.1 not capable of being satisfied prior to the Outside Date (as may be extended under Section 10.1(b)), and (ii) after the giving of written notice of such breach or failure to perform to Buyer by Seller, cannot be cured or has not been cured by the earlier of the Outside Date (as may be extended under Section 10.1(b)) and five (5) Business Days (as may be extended by Seller) after the delivery of such notice; provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to Seller if Seller is then in material breach of any representation, warranty or covenant contained in this Agreement;

(d) by Buyer if Seller breaches in any material respect any of its representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Buyer’s obligations to consummate the transactions contemplated herein set forth in Section 6.2 not capable of being satisfied prior to the Outside Date (as may be extended under Section 10.1(b)), and (ii) after the giving of written notice of such breach or failure to perform to Seller by Buyer, cannot be cured or has not been cured by the earlier of the Outside Date (as may be extended under Section 10.1(b)) and five (5) Business Days after the delivery of such notice (as may be extended by Buyer); provided that the right to terminate this Agreement under this Section 10.1(d) shall not be available to Buyer if Buyer is then in material breach of any representation, warranty or covenant contained in this Agreement; or

(e) by Buyer or Seller, if any Governmental Authority shall have (i) issued an Order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein and such Order, decree, ruling or other action shall have become final and non-appealable or (ii) enacted, entered or enforced any Law that permanently prohibits, makes illegal or enjoins the transactions contemplated by this Agreement.

Any party seeking to terminate this Agreement pursuant to Section 10.1 (other than Section 10.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other party in accordance with Section 9.1, specifying the provision or provisions hereof pursuant to which such termination is effected.

10.2 Effect of Termination.If this Agreement is validly terminated in accordance with Section 10.1, this Agreement shall become null and void and of no further force and effect, without any further Liability on the part of Buyer or Seller, or any of their respective directors, officers, employees, partners, managers, members, stockholders and Affiliates, and all rights and obligations of any party hereto shall cease, except for the obligations of the Parties under this Section 10.2, and Article IX (Miscellaneous). Notwithstanding the foregoing, nothing in this Section 10.2 shall be deemed to (i) limit or prevent any party hereto from exercising any rights or remedies it may have under Section 9.7 (Specific Performance) or (ii) release any party from Liability for any intentional breach by such Party of the terms and provisions of this Agreement, in each case, prior to termination of this Agreement pursuant to Section 10.1.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have signed this Agreement as of the date first written above.

BUYER:

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Anastasios Konidaris
Name: Anastasios Konidaris
Title: CFO

[Signature Page to Membership Interest Purchase Agreement]

SELLER:

KASHIV BIOSCIENCES, LLC

By:	/s/ Vikram Patel
Name: Vikram Patel
Title: Manager

[Signature Page to Membership Interest Purchase Agreement]

SCHEDULE A

DEFINITIONS

“Action” means any action, investigation, examination, suit, litigation, arbitration, proceeding or hearing conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Adverse Experience” means any untoward medical occurrence in a patient or clinical investigation subject administered any Product (as in existence prior to the Closing Date), and which does not necessarily have a causal relationship with the treatment for which such Product is intended to be used, including any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of such Product, or the worsening in severity of a pre-existing condition after administration of such Product, whether or not related to such Product.

“Affiliate” means (i) a Person who, with respect to another Person, Controls, is Controlled by or is under common Control with such other Person or (ii) any director, general partner, manager, executive officer or managing member of such Person; provided, however, that Amneal Pharmaceuticals, Inc. and its Subsidiaries shall not be considered Affiliates of the Company (prior to the Closing) or Seller for purposes of this Agreement.

“Ancillary Documents” means this Agreement and each agreement, instrument or document attached hereto as a Schedule or Exhibit and the other agreements, certificates and instruments to be delivered by the Parties hereto pursuant to Article VI.

“Application” means a New Drug Application pursuant to Section 505(b)(1) or 505(b)(2), as the case may be, or successor provision or equivalent in countries other than the United States.

“Audited Financial Statements” means the audited financial statements of the Company consisting of the audited balance sheets of the Company and the related statements of operations, income (loss), changes in equity and cash flows of the Company as of and for the fiscal year ended December 31, 2020 (including any related notes thereto).

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in the State of New Jersey are closed, either under applicable Law or action of any Governmental Authority.

“Business Systems” means software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and information contained therein or transmitted thereby, including any outsourced systems and processes, and all associated documentation associated with any of the foregoing, in each case owned, used or relied upon by the Company.

“Buyer Liquidation Event” means and shall be deemed to be occasioned by, or to include, (i) the merger or consolidation of Buyer by means of any transaction or series of related transactions with or into another entity, provided that the applicable transaction shall not be deemed a Buyer Liquidation Event unless Buyer’s stockholders constituted immediately prior to such transaction do not hold more than fifty percent (50%) of the voting power of the surviving or acquiring entity immediately following such transaction; (ii) any transaction or series of related transactions to which Buyer is a party in which in excess

Schedule A-1

of fifty percent (50%) of Buyer’s voting power is transferred to a non-Affiliate; provided that a Buyer Liquidation Event shall not include any transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by Buyer or indebtedness of Buyer is cancelled or converted or a combination thereof occurs; or (iii) any transaction or series of related transactions pursuant to which Buyer or the Company, as the case may be, undergoes a reorganization or consolidation, whereby Buyer or the Company, as the case may be, does not survive.

“Buyer’s Knowledge” or “Knowledge of Buyer” means the knowledge of any of the persons set forth on Schedule A-3 after reasonable inquiry.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash” means, with respect to the Company, all cash and cash equivalents of the Company minus any overdrafts and the aggregate amount of any checks, drafts and wire transfers by the Company that have not cleared and remain outstanding; provided that “Cash” shall not include (i) any outstanding checks, drafts or wire transfers for deposit to the Company, except to the extent such checks, drafts or wire transfers actually clear and are received by the Company or (ii) any cash or cash equivalents that is not freely usable because such cash is subject to restrictions or limitations on use or distribution by Law or Contract. For the avoidance of doubt the cash being held as a security deposit on the Leased Real Property shall not be included as Cash of the Company.

“Claim” means any claim, cause of action, stipulation, charge, writing, complaint, audit or demand (in each case, whether civil, criminal or administrative).

“Close Family Member” means (w) the individual’s spouse; (x) the individual’s and the spouse’s grandparents, parents, siblings, and children; (y) the spouse of any persons listed in subcategories (w) and (x); and (z) any other person who shares the same household with the individual.

“Closing Cash” means the Cash of the Company as of the Effective Time.

“Closing Indebtedness” means Indebtedness of the Company as of the Effective Time.

“Closing Payment” means an amount in cash equal to: the Initial Consideration minus (a) the Closing Indebtedness, minus (b) the Transaction Expenses, plus (c) Closing Cash, plus (d) the NWC Surplus (if any) minus (e) the NWC Deficit (if any).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaborative Partner” means any Person that manufactures or develops the product candidates pursuant to a development, manufacturing, supply or other collaboration arrangement with the Company.

“Company Affiliated Group” means the Company, Buyer and any of their respective Affiliates or Subsidiaries and each of their successors or assigns, provided that Seller shall not be considered part of the Company Affiliated Group for purposes of this Agreement.

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by, or licensed to the Company by any third party or that the Company is otherwise permitted by any third party to use.

Schedule A-2

“Company LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement, effective as of July 31, 2020.

“Competing Product” means any product developed by or on behalf of Buyer or its Affiliates in the same dosage form and having the same active pharmaceutical ingredient as any Product.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under foreign, state or local law.

“Contingent Payments” means the Milestone Payments, Royalty Payments and Third Party Arrangement Payments.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses, franchises, leases, commitment, plan, promise, undertaking and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), express or implied.

“Control” means the ownership of more than fifty percent (50%) of the voting interests of the Person to which the term is applied.

“Current Assets” means, as of the Effective Time, the sum of the following current assets of the Company: (a) accounts receivable including related party receivables and (b) prepaid expenses. Current Assets do not include Cash, or Tax assets of the Company.

“Current Liabilities” means, as of the Effective Time, the sum of the following current liabilities of the Company: (a) Taxes (other than Income Taxes), (b) accounts payable, (c) accrued expenses, (d) accrued PTO, (e) accrued payroll and compensation and (f) short-term deferred rent.

“Customs and Trade Laws” means any (i) Law concerning the importation of merchandise, the export or re-export of products (including technology and services), the terms and conduct of international transactions, and making or receiving international payments, including, but not limited to, the Tariff Act of 1930 as amended and other laws and programs administered or enforced by the U.S. Customs and Border Protection, the U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act as amended, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended by the USA Freedom Act , Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Money Laundering Control Act of 1986 as amended, requirements for the marking of imported merchandise, prohibitions or restrictions on the importation of merchandise made with the use of slave or child labor, the Foreign Corrupt Practices Act as amended, the anti-boycott regulations administered by the United States Department of Commerce, the anti-boycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement and other free trade agreements to which the United States is a party, antidumping and countervailing duty laws and regulations, and (ii) laws and regulations adopted by the governments or agencies of other countries in which any Group Company operates concerning the ability of U.S. or foreign Persons to own businesses or conduct business in those countries, restrictions by such countries on holding foreign currency or repatriating funds, or otherwise relating to the same subject matter as the United States statutes and regulations described in clause (i), including the UK Bribery Act and the Indian Prevention of Bribery Act (1988).

Schedule A-3

“Data Security Requirements” means, collectively, all of the following to the extent applicable and relating to privacy, data protection, or security of information (including Personal Information, sensitive or confidential information): all applicable (i) requirements of Law, including requirements governing the protection, processing, collection, storage, transfer, disclosure, transfer, modification or other use or disposition of Personal Information and security breach notification, including the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended and codified in 42 U.S.C. Sections 1320d through d-8, and the applicable portions of the Health Information Technology for Economic and Clinical Health Act, Pub. L. 111-5 , together with the Security Rule (as set out in 45 C.F.R. Part 160, Part 162, and Part 164), and any implementing regulations, in each case, for business associates and subcontractors, (ii) the Company’s own rules, policies, notices, procedures, processes and standards, (iii) the Payment Card Industry Data Security Standard (PCI-DSS), and (iv) Contracts with respect to the privacy, data protection or security of information into which the Company has entered or by which it is bound.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Buyer in connection with this Agreement.

“Documentation” means, in whatever form, materials, reports, white papers, specifications, designs, flow charts, code listings, instructions, user manuals, laboratory notebooks and other materials, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other documentation or information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“DOL” means the U.S. Department of Labor.

“Encumbrance” means all charges, licenses, mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, claims, interference, options, rights of first refusal, preemptive rights, community property interests, encroachments, encumbrances or restrictions of any nature, and other encumbrances on or ownership interests in the Membership Interests (including (i) any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer or any other attribute of ownership of any asset and (ii) any assignment by way of security or trust arrangement for the purpose of providing security, encroachment, deed of trust or deed to secure debt, recorded or unrecorded easement, right of way, covenant, condition, license, reservation, subdivision and other defects of title of any kind or rights of others for rights of way, utilities and similar purposes that materially and adversely affect real property).

“Environmental Law” means any Law governing or relating to (a) the generation, exposure to, handling, use, treatment, storage, disposal, emission, discharge, Release or threatened Release of Hazardous Material, (b) pollution or the protection or restoration of the environment (including plant and animal life, soil, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwater, stream sediments, ambient air (including indoor air), land, surface or subsurface strata, drinking water supply and any other environmental medium or natural resource), or (c) the protection of human health or worker health and safety as it pertains to exposure to Hazardous Material.

Schedule A-4

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to the Company, any Person, trade or business, which is or was, at a relevant time, a member of a group, which is under common control with the Company and is or was, at a relevant time, treated as a single employer within the meaning of Code Section 414(b), (c), (m) and (o) and, if applicable, ERISA Section 4001(a)(14) and (b).

“Estimated Closing Payment” means an amount in cash equal to: the Initial Consideration minus (a) the Estimated Closing Indebtedness, minus (b) the estimated Transaction Expenses, plus (c) Closing Cash, plus (d) the Estimated NWC Surplus (if any) minus (e) the Estimated NWC Deficit (if any).

“Excluded Taxes” means any and all Taxes (a) imposed on the Company, or imposed with respect to the Business, for any Pre-Closing Tax Period and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 7.1), including (i) any Taxes for which Buyer or the Company may be held liable pursuant to Section 6225 of the Code and (ii) any Taxes that were deferred, including pursuant to the CARES Act (or any other corresponding or similar provision of other applicable Law with respect to Taxes); (b) of any Consolidated Group (or any member thereof, other than the Company) of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date by reason of Treasury Regulations Section l.1502-6(a) or any analogous or similar foreign, state or local law; (c) of any other Person for which the Company is or has been liable as a transferee or successor, by contract or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing; (d) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of any payments made to Seller pursuant to this Agreement; or (e) that are allocated to Seller pursuant to Section 7.3; provided that no such Tax will constitute an Excluded Tax to the extent such Tax was included in Indebtedness or as a Current Liability in the final determination of the Net Working Capital Adjustment.

“FDA Act” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

“Fraud” means actual, intentional common law fraud under the laws of the State of Delaware in the making of any representation or warranty in Article II, Article III or Article IV of this Agreement, as actionable under the laws of the State of Delaware. For the avoidance of doubt, the term “Fraud” as used in this Agreement shall not include any other form of fraud, including constructive fraud, equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Fundamental Representations” means those representations and warranties set forth in Section 2.1 (Organization and Standing), Section 2.2 (Corporate Power and Authority), Section 2.3 (Conflicts, Consents and Approvals), Section 2.7 (Brokerage and Finder’s Fees), Section 3.1 (Organization and Standing), Section 3.2 (Capitalization), Section 3.23 (Brokerage and Finder’s Fees), Section 4.1 (Ownership of Membership Interests), Section 4.2 (Organization and Standing; Power and Authority), and Section 4.5 (Brokerage and Finder’s Fees).

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

Schedule A-5

“Good Clinical Practices” means good clinical practices, which are the then-current standards, practices, requirements and procedures for clinical trials for drug and biological products, as set forth in the FDA Act or other applicable Law and applicable regulations and guidances, and such standards of good clinical practice as are required by other Governmental Authorities in countries for which any Product is intended to be developed, to the extent such standards are not less stringent than United States standards, in each case as they may be updated from time to time.

“Government Official” means (a) any officer, employee, or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority; (b) any political party, political party official, or political party employee; (c) any candidate for public office; (d) any royal or ruling family member; or (e) any agent or representative of any of those persons listed in subcategories (a) through (d).

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal); (d) multinational organization exercising judicial, legislative or regulatory power; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of any federal, state, local, municipal, foreign or other government.

“Hazardous Material” means any waste or other substance or material that is listed, defined, designated or classified as hazardous, radioactive, or toxic, or a pollutant or a contaminant, or words of similar meaning or import, under Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, toxic mold, per- and poly-fluoroalkyl substances, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Income Taxes” means (i) all Taxes based upon, measured by, or calculated with respect to gross or net income, gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding ad valorem, property, excise, sales, use, real or personal property transfer or other similar Taxes), (ii) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is included in clause (i) above, or (iii) withholding Taxes measured with reference to or as a substitute for any Tax included in clauses (i) or (ii) above.

“Indebtedness” means, without duplication and with respect to the Company, all (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) obligations under any performance bonds, letter of credit, banker’s acceptance or similar credit transactions (to the extent drawn); (g) obligations which are secured by any Encumbrance on any asset of the Company or on the Membership Interests; (h) to the extent not included in Current Liabilities or Transaction Expenses: wages, commissions, unpaid but earned time off, bonuses (including the pro-rata portion of annual bonus plans) or severance, in each case which remain unpaid as of Closing, inclusive of payroll Taxes and other employer expenses incurred in relation the payment of such amounts

Schedule A-6

(regardless of whether or not such amounts are currently due and payable or deferred under Section 2302 of the CARES Act (or any similar provision of state, local or foreign Law)), (i) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (h); and (j) all accrued interest, prepayment or redemption penalties or premiums, fees, and other similar obligations (including breakage costs and change of control or assignment penalties) arising in respect of the obligations of the kind referred to in the foregoing clauses (a) through (h).

“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, utility models, designs, industrial designs and statutory invention registrations, together with all reissuances, continuations, continuations-in-part, divisions, extensions, and reexaminations thereof (“Patents”), (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, and Internet domain names, and other indicia of source or origin (whether registered, common law, statutory or otherwise) together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (“Trademarks”), (iii) all copyrightable works, all copyrights (including copyrights in software), moral rights, designs, data and database rights, and all applications, registrations, and renewals in connection therewith (“Copyrights”), (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all Know-How, trade secrets and confidential information including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, (vi) all computer software (including Object Code, Source Code, executable code, data, databases, and related documentation), (vii) all other proprietary rights and all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation, and (viii) all copies and tangible embodiments thereof (in whatever form or medium).

“IRCA” means the Immigration Reform and Control Act of 1986, as amended, and all regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Key Employees” means the employees listed on Schedule 6.2(m).

“Know-How” means tangible and intangible technical information, materials, inventions, processes, protocols, procedures, formulations, compounds, compositions, devices, methods, formulae, protocols, techniques, works of authorship, designs, drawings, results, findings, ideas, concepts, creations, discoveries, developments, techniques, processes, know-how, drawings, designs, specifications, data, formulas, formulations, and other technologies or subject matter of any kind. Without limiting the generality of the foregoing, “Know-How” includes the technology known by the Business as Grande, Kronotec, Encore, Biomaxx, and Fast, as well as the vaginal delivery technology used by the Business.

“Law” means any foreign, federal, state, national, supranational, provincial, local or similar law (statutory, common or otherwise), rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment, policy, guideline or other order of any Governmental Authority.

Schedule A-7

“Liability” means any liability and payment obligation whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether due or to become due, and whether liquidated or unliquidated, including any liability for Taxes, that, in accordance with GAAP, would be required to be recorded in audited balance sheets or disclosed in the notes to audited financial statements.

“Market Exclusivity” means, with respect to a given Product in a given country, that no product sold by a Third Party in such country has Regulatory Approval from the governing Regulatory Agency for such country to be substituted for such Product as therapeutically equivalent (both bioequivalent and pharmaceutically equivalent).

“Material Adverse Effect” means any occurrence, circumstance, condition, change, development or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the Business, financial condition or results of operations of the Company; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect: any occurrence, circumstance, condition, change, development or effect that: (i) impacts generally the industry in which the Company operates, but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; (ii) arises from or relates to general business or economic conditions, but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; (iii) arises from any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (provided that any occurrence, circumstance, condition, change, development or effect that caused such failure to meet projects, forecasts or revenue or earnings predictions shall not be excluded under this clause (iii)), (iv) arises from or relates to national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; (v) arises from or relates to financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; (vi) arises from or relates to changes in GAAP, but only to the extent that such occurrence, circumstance, condition, change or effect does not have a disproportionate effect on the Company as compared to other industry participants; (vii) arises from or relates to changes in applicable Laws, but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; (viii) arises in connection with earthquake, flood, hurricanes, tornadoes, or other natural disasters, including pandemics (including COVID-19), but only to the extent that such occurrence, circumstance, condition, change, development or effect does not have a disproportionate effect on the Company as compared to other industry participants; or (ix) arises from or relates to the announcement of the transactions contemplated hereby with Buyer.

“Membership Interests” means the membership interests in the Company, whether common units or preferred units or interests.

“Net Sales” means the total gross sales of a given Product (number of units shipped times invoice price per unit) by Buyer, its Affiliates and sublicensees to independent third party customers, less the following deductions as accrued: (i) normal quantity discounts, cash discounts or chargebacks, (ii) sales and excise taxes, customers and any other taxes, to the extent added to the sale price and paid by the selling

Schedule A-8

party and not refundable in accordance with applicable Law and without reimbursement from any third party (excluding taxes assessed against the income derived from such sale), (iii) freight, insurance, customs clearing and other transportation charges to the extent added to the sale price and set forth separately as such in the total amount invoiced and without reimbursement from any third party, (iv) the write-off of obsolete inventory, (v) amounts to be repaid or credited by reason of rejection, defects, recalls or returns or because of retroactive price reductions, chargebacks, rebates, promotional discounts, promotional allowances, distribution fees or commissions, (vi) rebates or allowances to group purchasing organizations, managed healthcare organizations and to Governmental Authorities, or to trade customers, in each case that are not Affiliates of Buyer. For items (i) through (iii), (v) and (vi), Net Sales shall be determined in accordance with GAAP. Item (iv) will be recorded in accordance with GAAP outside of net sales.

“Net Working Capital Adjustment” means the result, whether positive or negative, of (i) the Working Capital as of the Effective Time (which may be a positive or negative number) minus (ii) the Target Working Capital. If such result is negative or zero (0), the absolute value of such amount shall be referred to herein as the “NWC Deficit.” If such result is positive, then the value of such amount shall be referred to herein as the “NWC Surplus”.

“Object Code” means computer software code, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking, but without the intervening steps of compilation or assembly.

“OFAC” means the Office of Foreign Asset Control.

“Order” means any judgment, order, writ, injunction, ruling, decree, determination or award of any Governmental Authority.

“Organizational Documents” means the articles of amalgamation, articles of incorporation, certificate of incorporation, memorandum of association, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, continuation or organization of a Person, including any amendments thereto.

“Payoff Letter” means the letter provided by any Person entitled to receive payment of any Closing Indebtedness at the Closing setting forth the amount of such Indebtedness and the instructions for the payment of such Indebtedness.

“Permits” means, with respect to any Person, any licenses, permits, registrations, accreditations, certifications, and approvals pending with or issued by any Governmental Authority or any other Person to or by which such Person is subject or bound or to or by which any property, asset, business, operation or right of such Person is subject or bound, including any required pursuant to Environmental Law.

“Permitted Liens” means (i) liens for Taxes not yet due and payable, and liens for Taxes that are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established on the Financial Statements; (ii) statutory liens of landlords with respect to Leased Real Property; (iii) liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the ordinary course of business and securing amounts that are not yet delinquent, in each case of this clause (iii), that individually or in the aggregate with other such title defects, do not materially impair the value of the property subject to such Encumbrances or other such title defects or the use of such property in the conduct of the business of the Company; and (iv) in the case of Leased Real Property, in addition to clauses (i) and (ii), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company.

Schedule A-9

“Person” means any individual, or any U.S. or non-U.S. corporation, partnership, joint venture, estate, trust, company (including limited liability company and joint stock company), association, organization, firm, enterprise or other entity or any Governmental Authority.

“Personal Information” means any information that can be used to identify a natural person about which such information is gathered, including name, street address, telephone number, e-mail address, user names and passwords, photograph, driver’s license number, passport number, profile information, precise geolocation information, device identification numbers, “individually identifiable health information” as defined in 45 C.F.R. 160.103 or protected health information as defined by applicable Law, demographic information, biometric information, Social Security numbers, credit/debit cardholder information, bank/financial account information, or any other information that is defined as personal information or personally identifiable information under applicable Law.

“Pipeline Products” means each of the product candidates currently known as KSHN009, KSHN014 or KSHN015, together with any modified-release product developed by or on behalf of Buyer or its Affiliates having the same route of administration, the same active moiety, and incorporating or made with use of or with reference to the applicable Product Technology, but in each case, only so long as such product’s applicable Royalty Term is then in effect.

“Platform Products” means any pharmaceutical product developed by Buyer or its Affiliates (i) utilizing the Product Technology or (ii) not utilizing the Product Technology but having the same route of administration and the same active moiety as a Specialty Product (but for purposes of this clause (ii) not including any generic product approved under 505(j) of the FDA Act), but in each case, only so long as such Platform Product’s applicable Royalty Term is then in effect; provided that “Platform Products” shall not include any Specialty Product or Pipeline Product.

“Pre-Closing Tax Period” means any taxable period ending (or deemed to end) on or before the Closing Date.

“Proceeds” means all consideration received by Buyer or its Affiliates in respect of any Royalty Product or Product Technology from or on behalf of a third party purchaser, partner, licensee or sublicensee (each a “Third Party”) in any transaction or series of transactions that include the sale, license, sublicense, assignment, or other grant or conveyance or rights in or to any Royalty Product or Product Technology, including a grant of rights to develop, market or sell any Royalty Product, or develop, use, market or sell any Product Technology, but excluding: (a) transfer-price payments for the purchase of Royalty Products supplied by Buyer (or its Affiliates) made at prices in compliance with the rules of applicable tax authorities but in no event at greater than 125% of the fully burdened manufacturing cost; (b) any payments received by Buyer or its Affiliates to fund on a prospective basis, the documented cost of research and/or development activities performed or services provided by Buyer solely with respect to such Royalty Product, on the basis of reimbursement of out-of-pocket expenses and/or payments for full-time equivalent (“FTE”) efforts of personnel at or below commercially reasonable and standard FTE rates for the kind of activities and services undertaken by Buyer for which such reimbursement is made; (c) amounts received by Buyer in the form of a bona fide arms’ length loan to the extent such loan is not forgiven, and (d) any amounts received in consideration for Buyer’s or its Affiliate’s equity issued or sold to such Third Party in connection with such transaction that are less than or equal to fair market value of such equity. In the event Buyer or any of its Affiliates receives non-cash consideration in the form of equity of a Third Party, “Proceeds” shall be calculated based on the fair market value of such equity consideration at the time of the transaction, assuming an arm’s length transaction made in the ordinary course of business.

Schedule A-10

“Product” means (i) each of the product candidates currently known as K127 (“K127”), K128 (“K128”), K129 (“K129”), K114 (“K114”), KSHN006 (“KSHN006”), KSHN014 (“KSHN014”), KSHN009 (“KSHN009”), or KSHN015 (“KSHN015”) (each as further set forth on Schedule A-4) and (ii) any modified-release product developed by or on behalf of Buyer or its Affiliates having the same route of administration, having the same active moiety, and incorporating or made with use of the applicable Product Technology as an applicable Product. For the avoidance of doubt, for purposes of Sections 1.4 and 5.10, the definition of each Royalty Product shall include clause (ii) of the definition of Products.

“Product Technology” means each of the “Kronotec,” “Grande,” “Encore,” “Biomaxx,” and “Fast” product delivery technologies as described, exemplified, or claimed in (i) the issued patents or pending patent applications owned by the Company as of the Closing Date (including continuations or other applications claiming priority directly or indirectly thereto), or (ii) any patent or patent application with an earliest claimed priority date no more than 24 months from the Closing Date filed by Company or its Affiliates that names as an inventor at least one person employed by Company as of the Closing Date.

“R&D Overhead” means the items described as “R&D Overhead forecast for 2021” in Schedule 3.4(b)(xxi).

“Regulation S-X” means Regulation S-X of the Securities Exchange Act of 1934, as amended.

“Regulatory Agency” means any of the FDA, the European Medicines Agency, the United Kingdom’s Medicines and Healthcare Products Regulatory Agency, Japan’s Pharmaceutical and Medical Devices Agency and/or its Ministry of Health, Labour and Welfare, China’s National Medical Products Administration, Health Canada, and any Governmental Authority having similar regulatory power over the testing, approval, and/or regulation of pharmaceuticals, in each case, including the successor agencies in such jurisdictions and territories.

“Regulatory Approval” means with respect to a particular country or other regulatory jurisdiction, any approval of an Application or other approval, product license, registration, or authorization of any Regulatory Agency necessary for the commercial sale or exploitation of a pharmaceutical product in such country or other regulatory jurisdiction, excluding, in each case, pricing and reimbursement approval.

“Regulatory Documentation” means all applications, registrations, licenses, authorizations, approvals and correspondence submitted to or received from any Governmental Authority (including minutes and official contact reports relating to any communications with any Governmental Authority) and all Documentation and all preclinical studies and other data, relating to any Product in the Company’s possession or control.

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into or through the environment.

“Restricted Person” means (i) any employee, agent, or contractor of the Company as of immediately prior to the Closing, and/or (ii) any employee, agent, or contractor of Buyer or any Affiliate of Buyer with whom Seller worked, collaborated or shared information, or about whom Seller had access to or received confidential information during Seller’s affiliation with the Company Affiliated Group.

“Restrictive Covenants” means the covenants of Seller set forth in Section 5.4.

Schedule A-11

“Royalty Products” means each of the Specialty Products, Pipeline Products and Platform Products.

“Royalty Term” means, with respect to any Royalty Product in any country, the period commencing on the date of the first commercial launch of such Royalty Product in such country until the later of (i) the date on which there is no longer Market Exclusivity with respect to such Royalty Product in such country and (ii) the ten (10) year anniversary of the date of the commercial launch of such Royalty Product in such country.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (a) the United States (including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and any other agency of the U.S. Government); (b) the United Nations Security Council; (c) the European Union; (d) the United Kingdom; or (e) any other jurisdiction with a sanctions or trade embargo regime; and/or the respective Governmental Authorities of any of the foregoing.

“Seller’s Knowledge” or “Knowledge of Seller” means the knowledge of any of the persons set forth on Schedule A-2 after reasonable inquiry.

“Serious Adverse Event” means, with respect to any Product (as in existence prior to the Closing Date), any Adverse Experience that results in any of the following outcomes: death, a life-threatening Adverse Experience, inpatient hospitalization or prolongation of existing hospitalization, a persistent or significant disability or incapacity, a congenital anomaly or birth defect or any other effect that may otherwise jeopardize the patient or clinical study subject or may require intervention to prevent one of the aforementioned outcomes.

“Specialty Products” means each of the product candidates currently known as K127, K128, K129 or K114, together with any modified-release product developed by or on behalf of Buyer or its Affiliates having the same route of administration, the same active moiety, and incorporating or made with use of or reference to the applicable Product Technology, but in each case, only so long as such Product’s applicable Royalty Term is then in effect.

“Source Code” means human-readable computer software and code, in a form other than Object Code form or machine-readable form, including related programmer comments and annotations, help text, data and data structures, object-oriented and other code, which may be printed out or displayed in human-readable form.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least fifty percent (50%) of the outstanding equity interests entitled to vote generally in the election of the board of directors or managers or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

“Target Working Capital” means an amount equal to $1,750,000.

Schedule A-12

“Tax” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, registration, net worth, capital gains, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, windfall profit, severance, production, social security, stamp or environmental tax, custom, duty, or other Taxes of any kind whatsoever (including any fee, assessment, levy or other charges in the nature of or in lieu of a tax), whether disputed or not, together with any interest, fine, penalty, addition to tax or additional amount imposed by any taxing authority of any Governmental Authority with respect thereto.

“Tax Representations” means those representations and warranties set forth in Section 3.11 (Taxes) and Sections 3.12(m) and (n) (Employee Matters).

“Tax Return” means any report, return, declaration, filing, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to Taxes.

“Transaction Expenses” means, without duplication, any unpaid fees, costs and expenses of the Company or Seller (regardless of whether such amounts are incurred or paid prior to or after the Closing) arising out of, or in connection with, (i) the negotiation, preparation, execution and performance of this Agreement or any other transaction document contemplated hereby, (ii) the transactions contemplated hereunder, in each case, including (A) any fees in respect of any legal, financial advisory, consulting or other advisers, (B) any brokerage fees, finder’s fees or agent’s commission or similar charges, (C) any data room fees or expenses, (D) any consent payments, filing fees or similar amounts payable and (E) any payments, compensation or fees (whether bonus, severance, change-in-control or otherwise, and including payments with either “single trigger” or “double trigger” provisions) to any current or former employee, consultant, independent contractor or director of the Company which arise as a result of or in connection with the consummation of the transactions contemplated by this Agreement plus the employer portion of any related Taxes in respect thereof (regardless of whether or not such Taxes are payable currently or deferred pursuant to CARES Act or any other corresponding or similar provision of other applicable Law with respect to Taxes), and (F) any Taxes (including any payroll or employer Taxes payable by the Company (regardless of whether or not such Taxes are payable currently or deferred pursuant to CARES Act or any other corresponding or similar provision of other applicable Law with respect to Taxes)) incurred by the Company in connection with the payment of any of the amounts described in clauses (A) through (E).

“Unaudited Financial Statements” means the unaudited financial statements of the Company consisting of the unaudited balance sheets of the Company and the related unaudited statements of operations, income (loss), changes in equity and cash flows of the Company as of and for the three month periods ended March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020 and each subsequent three month period thereafter until the Closing.

“Upfront Payment” means collectively, the Initial Consideration and the Deferred Consideration.

“USCIS” means the U.S. Citizenship and Immigration Services and the rules and guidance promulgated thereunder.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local, or non-U.S. law, regulation, or ordinance.

“Working Capital” means the result, whether positive or negative, of Current Assets minus Current Liabilities.

Schedule A-13

For purposes of the Agreement and the Exhibits, Schedules and Disclosure Schedule thereto, the following capitalized terms shall have the meanings assigned below. Unless otherwise specified, section references in the table below are to Sections of the Agreement.

Defined Term	Section
Acquired Membership Interests	Recitals
Acquisition Proposal	5.11(b)(i)(C)
Affiliate Agreement	3.13(a)(v)
Affiliate Arrangements	3.19(b)(iii)
Agreement	Preamble
Allocation Statement	7.7
Acquisition Engagement	9.14
Balance Sheet Date	3.4(a)
Business	Recitals
Buyer	Preamble
Buyer Board	Recitals
Buyer Indemnified Parties	8.2(a)
Cap	8.4(b)
Claim Notice	8.3(a)
Closing	1.7
Closing Balance Sheet	1.5(b)(i)
Closing Date	1.7
Closing Statement	1.5(b)(i)
COBRA	3.12(j)
Collective Bargaining Agreement	3.12(g)
Company	Recitals
Company Certificate of Formation	Recitals
Company Indemnified Parties	5.7(a)(i)
Company Released Parties	5.2
Confidential Information	5.4(b)
Consent	5.3(d)
Contribution	Recitals
Contribution Agreement	Recitals
Deductible	8.4(a)
Deferred Consideration	1.2
Delayed Transfer Employees	5.12(a)
Determination Date	1.5(c)
Disputed Amounts	1.5(c)
Effective Time	1.7
Employee Benefit Plans	3.12(i)
Employee List	3.12(a)
Employment Laws	3.12(c)
Estimated Closing Balance Sheet	1.5(a)(i)
Estimated Closing Indebtedness	1.5(a)(i)
Estimated Closing Statement	1.5(a)(i)
Estimated Net Working Capital Adjustment	1.5(a)(i)
Estimated NWC Deficit	1.5(a)(i)
Estimated NWC Surplus	1.5(a)(i)
FDA	3.14(a)

Schedule A-14

Defined Term	Section
FDA Permits	3.14(a)
Financial Statements	3.5(a)
Flow of Funds Memorandum	1.5(a)(ii)
Forms 1065	7.4(a)
Holland & Knight	9.14(a)
Indemnitee	8.3(a)
Indemnitor	8.3(a)
Independent Accounting Firm	1.5(c)
Initial Consideration	1.2(a)
Insurance Policies	3.22
Key Employment Agreements	6.2(l)
Leased Real Property	3.10(b)
Losses	8.2(a)
Material Contract	3.13(a)
Milestone Payment	1.4(a)
Notice Period	8.3(a)
Notice of Disagreement	1.5(c)
Objection Deadline Date	1.5(c)
Outside Date	10.1(b)
Party(ies)	Preamble
Property	3.10(a)
Purchase Price	1.2(b)
Real Property Leases	3.10(b)
Representatives	3.6(d)
Retained Employee PTO	5.12(d)
Retained Employees	5.12(a)
Royalty Payment	1.4(b)
RW Policy	5.13
Sample Closing Statement	1.5(a)(i)
Security Breach	3.9(b)
Seller	Preamble
Seller’s Affiliates	3.19(b)(i)
Seller Indemnified Parties	8.2(b)
Seller Marks	5.14
Seller Plan	3.12(i)
Seller Pre-Closing Communications	9.14
Seller’s Releasing Parties	5.2
Service Provider	3.12(a)
Tax Contest	7.2
Third Party Arrangement Payment	1.4(c)
Third Party Recovery Amount	8.4(c)(ii)
Transfer Taxes	7.3
U.S. DOJ	5.3(b)
U.S. FTC	5.3(b)

Schedule A-15